Exhibit 99.2

SHARE SALE AGREEMENT

BETWEEN

BP EXPLORATION OPERATING COMPANY LIMITED,

AS SELLER

AND

ECOPETROL S.A.

AND

TALISMAN COLOMBIA HOLDCO LIMITED

AS PURCHASERS

EXECUTED ON AUGUST 3, 2010

i

EXHIBITS:

Exhibit A	-	Association Contracts
Exhibit B	-	Midstream Infrastructure
Exhibit C	-	Subsidiaries
Exhibit D	-	Pipeline JV Companies
Exhibit E		Exclusions
Exhibit F	-	Form of Share Transfer
Exhibit G	-	Form of Share Pledge Agreement
Exhibit H-1		Unincorporated JV Assets
Exhibit H-2		Unincorporated JV Asset Contracts
Exhibit I		Form of Share Pledge Letter Agreement

SCHEDULES:

Schedule 1.1(a)	-	Seller Knowledge Persons
Schedule 1.1(b)	-	Purchaser Knowledge Persons
Schedule 3.3(a)	-	Working Capital Calculation
Schedule 4.2(k)	-	Bank Accounts
Schedule 4.2(l)(i)	-	Employees
Schedule 4.2(l)(ii)	-	Employment Agreements
Schedule 4.2(l)(iii)	-	Employee Plans
Schedule 4.4(e)	-	Title to Pipeline Company JV Shares
Schedule 4.4(f)	-	Pipeline Company JV Shares
Schedule 4.8	-	Litigation
Schedule 4.9		Taxes
Schedule 4.18	-	Environmental Matters
Schedule 4.19	-	Capital Commitments
Schedule 4.20	-	Compliance with Law Issues
Schedule 4.21	-	Contract Matters
Schedule 4.22	-	Payments for Production
Schedule 4.23	-	Production Imbalances
Schedule 4.24		Penalty Operations
Schedule 4.25		Wells to be Plugged and Abandoned
Schedule 4.26	-	Authorizations, Consents and Preferential Purchase Rights
Schedule 5.10		Purchasers Consents
Schedule 6.5	-	Permitted Activities
Schedule 6.6		Permitted Activities — Companies
Schedule 6.10		Certain Assumed Obligations
Schedule 6.11		Excluded Employees
Schedule 6.13		Certain Bonds, Letters of Credit and Guarantees

v

SHARE SALE AGREEMENT

This Share Sale Agreement (the “Agreement”), is executed on August 3, 2010 (the “Execution Date”) by and between BP Exploration Operating Company Limited, a company organized and existing under the Laws of England and Wales (company number 00305943, “Seller”), and Ecopetrol S.A., a company organized and existing under the Laws of Colombia (“Ecopetrol”) and Talisman Colombia Holdco Limited, a company organized and existing under the Laws of England and Wales (“Talisman”).  Ecopetrol and Talisman are collectively referred to in this Agreement as “Purchasers” and individually as a “Purchaser”.  Seller and Purchasers are also sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, Seller desires to sell to Purchasers and Purchasers desire to purchase from Seller the Shares (as hereinafter defined) of BP Exploration Company (Colombia) Limited, a company organized under the Laws of England and Wales (the “Company”), in the manner, percentages and upon the terms and conditions hereafter set forth; and

WHEREAS, it is the intention of the Seller and the Purchasers to sell and to buy, respectively, the Shares, and not to purchase the assets or rights owned by any of the Company Group Members, and nothing in this Agreement shall be construed otherwise.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1            Definitions.  In this Agreement, including the recital hereto, this Section and the Exhibits, the words and phrases set forth below shall have the meanings ascribed thereto below, namely:

“Adjusted Purchase Price” has the meaning set forth in Section 3.3.

“Affiliate” with respect to any Person, means any person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise.

“Affiliate Debt” means any indebtedness for borrowed money between any Company Group Member and any of its Affiliates (except another Company Group Member), but excluding accounts receivable or payable with respect to purchases of goods or services from an Affiliate.

“Agreed Interest Rate” means interest compounded on a monthly basis, at the rate per annum equal to the one (1) month term, London Interbank Offered Rate (LIBOR rate) for U.S.

dollar deposits, as published in London by the Financial Times or if not published, then by The Wall Street Journal, plus three (3) percentage points, applicable on the first Business Day prior to the due date of payment and thereafter on the first Business Day of each succeeding calendar month.  If the aforesaid rate is contrary to any applicable usury Law, the rate of interest to be charged shall be the maximum rate permitted by such applicable Law.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocated Value” will have the meaning given such term in the letter agreement among the Parties addressing the allocated values of the interests subject to this Agreement (if necessary) for which a preferential purchase right is triggered as a result of the transactions contemplated by this Agreement.

“Applicable Anti-Corruption Laws” means (a) Colombia Laws 412 of 1997 and 970 de 2005, (b) the FCPA and (c) the United Kingdom’s anti-corruption legislation, including the Anti-Terrorism Crime & Security Act 2001 and (d) the principles described in (i) the Convention Against Corruption adopted by the United Nations General Assembly on October 31, 2003, or (ii) the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which came into force on February 15, 1999, and each such Convention’s Commentaries.

“Association Contracts” shall mean those certain Association Contracts between Ecopetrol and the Company (and in some cases others), as set forth on Exhibit A.

“Business Day” means each calendar day except Saturdays, Sundays, and any other Day on which banks are generally closed for business in Bogota, Colombia, the United Kingdom or Canada.

“Casualty Loss” means physical damage to any of the Upstream Assets or Midstream Assets from an individual event that (a) occurs between execution of this Agreement and the Closing, (b) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment, and infrastructure, downhole failure (including (i) failures arising or occurring during drilling or completing operations, (ii) junked or lost holes, or (iii) sidetracking or deviating a well) or reservoir changes, and (c) has an adverse effect on the value of the affected assets in an amount that exceeds One Million Dollars (US $1,000,000) net to the interest of the Company, the Subsidiaries or the Pipeline JV Companies, as the case may be.

“Claim Notice” has the meaning set forth in Section 11.2.

“Closing” has the meaning set forth in Section 9.1(a).

“Closing Amount” has the meaning set forth in Section 9.5(a).

“Closing Date” has the meaning set forth in Section 9.1(b).

“Companies Act” means the Companies Act 2006.

“Company” has the meaning set forth in the Recitals.

“Company Benefit Plan” has the meaning set forth in the Section 6.11(d).

“Company Group” means the Company and all of the Subsidiaries.

“Company Group Member” means any of the Company Group.

“Confidentiality Agreement” has the meaning set forth in Section 6.1.

“Contract Area” means, with respect to any Association Contract, the area from time to time subject to such Association Contract, and for any Exploration Contract, the area from time to time subject to such Exploration Contract.

“CTA 2009” means the Corporation Tax Act 2009 of the United Kingdom.

“CTA 2010” means the Corporation Tax Act 2010 of the United Kingdom.

“Damages” has the meaning set forth in Section 11.1(e).

“Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.

“Default Interest Rate” means the Agreed Interest Rate plus seven (7) percentage points.  If the aforesaid rate is contrary to any applicable usury Law, the rate of interest to be charged shall be the maximum rate permitted by such applicable Law.

“Deposit” has the meaning set forth in Section 3.2(a).

“Deposit Return Event” means the occurrence of any of the following between the date of this Agreement and any time prior to Closing: (i) Seller or the Company is not or ceases to be Solvent; or (ii) any attachment, sequestration, distress or execution or analogous event affecting at least thirty percent (30%) of the assets of Seller or the Company (by value) (except in favor of Purchasers); or (iii) any borrowings of Seller or the Company are not paid when due or on the expiry of any originally applicable grace period, become prematurely due and payable, are placed on demand or are capable of being declared by a creditor to be prematurely due and payable or being placed on demand; or (iv) this Agreement or the Share Pledge Agreement become unenforceable or it becomes unlawful for a party to perform its material obligations under them; or (v) Seller or the Company ceases, or threatens to cease, to carry on business.

“Dispute” means any dispute relating to the interpretation or performance of this Agreement, including any dispute as to the construction, validity, enforceability, breach, or termination of this Agreement.

“Ecopetrol” means Ecopetrol S.A., a company formed under the Laws of Colombia and successor to Empresa Colombiana de Petroleos.

“Effective Time” means 11:59 pm Colombia time on June 30, 2010.

“Employee Plans” has the meaning set forth in Section 4.2(l)(iii).

“Encumbrance” means any lien, charge, encumbrance or ownership right of any other Person with respect to an asset.

“Environmental Laws” means all Laws as of the date hereof of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment and all regulations implementing the foregoing.

“Event” means any transaction, event, circumstance, action or omission, including, without limitation, any change in the residence of any person for the purposes of any Tax and Closing.

“Exclusions” has the meaning set forth in Exhibit E.

“Excluded Employees” means those employees of any Company Group Member set forth on Schedule 6.11, and which Seller does not remove from the Schedule by notice to Purchasers identifying the employee(s) to be so removed within forty five (45) Days of the Execution Date.

“Excluded Records” has the meaning set forth in the definition of “Records”.

“Execution Date” has the meaning set forth in the Preamble.

“Exploration Contracts” means, collectively, the Exploration Contracts as set forth in Exhibit A.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financial Statements” has the meaning set forth in Section 4.2(h).

“Fundamental Representations” means the representations and warranties set forth in Section 4.1(a), Section 4.1(b), Section 4.1(c), Section 4.2(a), Section 4.2(b), Section 4.2(f), Section 4.2(g), Section 4.3(a), Section 4.3(b), Section 4.3(e), Section 4.3(f), Section 4.4(a), Section 4.4(b), Section 4.4(e), Section 4.4(f), Section 5.1, Section 5.2, Section 5.3 and Section 5.8.

“Governmental Body” means any federal, state, local, municipal, or other government, and any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Government Official” means (i) any official or employee of, or any person acting in an official capacity on behalf of, any Governmental Body or public international organization, or (ii) any official or employee of a political party or candidate for political office.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means “Petroleum” and “Natural Gas”, as such terms are defined in the applicable Association Contracts.

“ICTA” means the Income and Corporation Taxes Act 1988 of the United Kingdom.

“IFRS” means International Financial Reporting Standards as promulgated by the International Accounting Standards Board, consistently applied.

“Indemnification Agreements” means, collectively, the Revised Memorandum of Understanding entered into by Ecopetrol, Company, Total Exploratie en Produktie MIJ B.V., Triton Colombia, Inc., Transcanada Pipeline Colombia Limited, IPL Energy (Colombia) Ltd. dated July 15, 1994, and that certain Construction Management Agreement between Ocensa and Company dated August 17, 1995, and any other agreements providing indemnification or reimbursement to the Company Group Members with respect to the Seller Indemnified Litgation.

“Indemnified Person” has the meaning set forth in Section 11.2(a).

“Indemnifying Person” has the meaning set forth in Section 11.2(a).

“Insolvency Proceedings” means, with respect to any Person, (i) any legal action is taken to cause a moratorium or a composition, assignment or similar arrangement with all or any class of the creditors of such Person or any Parent of such Person; (ii) a meeting of the shareholders, directors, members or other officers (as applicable) of such Person or any Parent of such Person is convened for the purpose of considering any resolution for, to petition for or to file documents with a court or any registrar for, its winding-up, administration or dissolution or any such resolution is passed; (iii) any person other than a Purchaser or any Affiliate of a Purchaser presents a petition, or files documents with a court or any registrar, for its winding-up, administration or dissolution of such Person or any Parent of such Person, and such petition or claim is not dismissed by such court or registrar within thirty (30) Days; (iv) an order for the winding-up, administration or dissolution of such Person or any Parent of such Person is made; (v) any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of such Person or any Parent of such Person or any of the assets of such Person or any Parent of such Person; or (vi) the shareholders, directors, members or other officers (as applicable) of such Person or any Parent of such Person request the appointment of, or give notice of their intention to appoint, a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer.

“Intergroup Advances” has the meaning set forth in Section 3.3(b).

“Intergroup Receipts” has the meaning set forth in Section 3.3(d).

“IST Sales Contracts” means those contracts identified as the “IST Sales Contracts” on Schedule 4.21.

“Kenilworth” means Kenilworth Oil Company Limited, a company organized and existing under the Laws of England and Wales.

“Knowledge” means (i) with respect to Seller, the actual knowledge of those individuals identified on Schedule 1.1(a), and (ii) with respect to either Purchaser, the actual knowledge of those individuals identified on Schedule 1.1(b).

“Laws” means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“Liquidated Damages” has the meaning set forth in Section 3.2(d).

“Major Undisclosed Contracts” means any Material Contracts and amendments thereto individually having aggregate future payment obligations as of the Execution Date in excess of US$5 million, which Material Contracts were not made available to Purchasers in Seller’s electronic data room as of the Execution Date, excluding the IST Sales Contracts.

“Material Adverse Effect” means any material adverse effect on the ownership, operation or value of the Company and Subsidiaries, as currently operated, taken as a whole, provided, however, that “Material Adverse Effect” shall not include material adverse effects resulting from general changes in Hydrocarbon prices, general changes in industry, economic or political conditions, changes in Laws or in regulatory policies, acts of God, acts or failures to act of Governmental Bodies, civil unrest, terrorism or similar events, or changes resulting from the announcement of the transactions contemplated hereby.

“Material Contract” means any Upstream Contract that meets any of the following criteria:

(a)           any contract or agreement for capital expenditures or the acquisition or construction of fixed assets that requires aggregate future payments in excess of One Million Dollars ($1,000,000) in any twelve (12) consecutive month period;

(b)           any indenture, mortgage, loan, credit, sale-leaseback or similar contract or agreement;

(c)           any Hydrocarbon sales or purchase agreement, supply agreement, marketing agreement, exchange agreement, transportation agreement or similar arrangement that is not terminable without penalty on sixty (60) Days notice or less;

(d)           any contract or agreement for, or that contemplates, the sale of any interest in the Properties other than this Agreement;

(e)           any contract or agreement with any Affiliate of Seller;

(f)            any unit agreement and any operating agreement applicable to the Properties;

(g)           any contract or agreement that includes a non-competition restriction, “area of mutual interest” arrangement or other similar restrictions on doing business;

(h)           any arrangement providing for any posting of cash collateral or requiring a cash deposit in an amount in excess of $1,000,000;

(i)            any agreement relating to a hedging transaction existing as of the Execution Date pursuant to which active confirmations have been executed under or in connection with such hedging transactions; and

(j)            any other contract which involves any obligation existing as of the Execution Date to make a future payment or obligation in excess of One Million United States Dollars (US $1,000,000).

“Midstream Assets” means all right, title and interest of the Pipeline JV Companies in and to assets, including the Midstream Infrastructure.

“Midstream Infrastructure” means all right, title and interest of the Pipeline JV Companies in and to the gathering systems, gas plants, pipelines and terminals described on Exhibit B.

“Non-Ordinary Course Tax Liability” means any Tax Liability of a Company Group Member arising as a consequence of or by reference to any of the following occurring or being deemed to occur after the Effective Time but on or before Closing:

(A) The receipt or payment of a dividend or other distribution by a Company Group Member;

(B) The disposal of any asset (including trading stock) or the supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any tangible or intangible property) in circumstances where the consideration actually received (if any) for such disposal or supply is less than the consideration deemed to have been received for the purposes of any Tax; or

(C) A Company Group Member ceasing, or being deemed to cease, to be a member of any group of companies or associated with any other company for the purposes of any Tax; or

(D) Any event or the earning of any income, profits or gains which results in a Company Group Member becoming liable to pay or bear a Tax Liability chargeable directly or primarily against or attributable directly or primarily to another person (not being a Company Group Member); or

(E) Any capitalisation, forgiveness or other satisfaction of any Affiliate Debt;

(F) Any other event which gives rise to a Tax Liability on deemed (as opposed to actual) income, profits or gains; or

(G) The transfer, assignment or conveyance of any Exclusions to Seller Newco under the provisions of Section 6.17,

but only, in the case of any event referred to in sub-clause (B) above, to the extent that the Tax Liability is attributable to the difference between the consideration referred to in that clause as being actually received and the consideration so referred to as being deemed to have been received for the purposes of any Tax, and, in the case of any event referred to in sub-clauses (B) and (D) above, to the extent the Tax Liability arises from a transaction with a company in Seller’s Extended Group.

“Ocensa” means Oleoducto Central S.A.

[Redaction of equity payment to shareholders of Olcoducto Central S.A.]

“Party” and “Parties” have the meanings set forth in the first paragraph of this Agreement.

“Parent” means, with respect to any Person, any other Person that owns, directly or indirectly, equity interests of such Person, and has the ability, directly or indirectly, to direct the management and policies of such Person through ownership of voting shares or other equity rights.

“Permitted Encumbrances” means:

(A)          The terms and conditions of the Association Contracts, the Exploration Contracts and any concessions, permits or other authorizations from any Governmental Body;

(B)           The terms and conditions of the contracts that have been disclosed to Purchasers in Seller’s data room prior to the Execution Date, including any preferential rights to purchase and rights to consent held by other Persons pursuant to such contracts;

(C)           Liens established for Taxes or for amounts payable for goods supplied or services rendered, including materialman’s, mechanic’s, repairman’s, contractor’s, operator’s and similar liens and charges arising in the ordinary course of business , to the extent such Taxes and other amounts are not yet delinquent, or if delinquent, being contested in good faith;

(D)          Rights reserved to or vested in any Governmental Body or Person by the terms of any statutory provision to own, possess, control or regulate any of the Properties in any manner; and

(E)           Any Encumbrances that do not, individually or in the aggregate, materially impair the value, use, ownership or operation of the relevant asset (as currently owned and operated).

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Government Body or any other entity.

“Pipeline JV Companies” means any of the companies listed on Exhibit D.

“Pipeline JV Company Shares” means those equity interests in each Pipeline JV Company shown on Exhibit D as owned by a Company Group Member.

“Post-Completion Tax Liability” means any Tax Liability of a Company Group Member arising as a consequence of or by reference to any of the following occurring or being deemed to occur at any time after Closing:

(A) The disposal by any member of Seller’s Extended Group of any asset or of any interest in or right over any asset; or

(B) The making by any member of Seller’s Extended Group of any such payment or deemed payment as constitutes a chargeable payment for the purposes of Section 1088 CTA 2010; or

(C) Any member of Seller’s Extended Group ceasing to be resident in any territory for the purposes of any Tax.

“Power of Attorney” has the meaning set forth in Section 9.3(d).

“Properties” has the meaning set forth in the definition of “Upstream Assets”.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchaser” and “Purchasers” have the respective meanings set forth in the first paragraph of this Agreement.

“Purchaser’s Relief” means any Relief which arises as a consequence of or by reference to an Event occurring (or deemed to occur) after the Effective Time or in respect of a period commencing after the Effective Time, to the extent that such Relief does not arise as a consequence of or by reference to an Event which occurs on or before Closing and to which reference is made in any of paragraphs (A) to (G) of the definition of a Non-Ordinary Course Tax Liability.

“Records” means the data, information and records of the Company Group, excluding, however:

(A)                              all corporate, financial, Tax and legal data and records of the Company that relate primarily to Seller and its Affiliates other than the Company Group;

(B)                                any data and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which neither Purchaser has agreed in writing to pay the fee or other consideration, as applicable;

(C)                                all legal records and legal files of Seller including all work product of and attorney-client communications with any of Seller’s legal counsel (other than Association Contracts, other contracts and Seller’s working files for litigation listed on Schedule 4.8 which is assumed by Purchasers pursuant to Section 6.10);

(D)                               data, information and records relating to any potential sale of all or any portion of the Shares, the Company Group, the Pipeline JV Shares or the Upstream Assets including bids received from and records of negotiations with third Persons in connection therewith;

(E)                                 any data, information and records relating primarily to the other Exclusions; and

(F)                                 those data, information and records retained by Seller pursuant to Section 2.2.

(the data, information and records referred to in Clauses (A) through (F) shall hereinafter be referred to as the “Excluded Records”).

“Relief” means any loss, relief, allowance or credit in respect of any Tax and any deduction in computing income, profits or gains for the purposes of any Tax.

“Required 3P Approvals” has the meaning set forth in Section 8.1(d).

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Share Pledge Agreement” means an agreement creating a pledge of, charge over and escrow of the Shares in substantially the form of Exhibit G.

[Redaction of litigation matters]

“Seller’s Extended Group” means, in relation to a Tax Liability, Seller and any company (other than a Company Group Member) that is treated, or has at any time been treated, for the purposes of the Tax legislation which is relevant to that Tax Liability, as a member of the same group as Seller or as being otherwise associated or connected with Seller.

“Seller’s Relief” means any Relief which arises as a consequence of or by reference to (i) an Event occurring (or deemed to occur) on or before the Effective Time, or (ii) an Event occurring (or deemed to occur) after the Effective Time but on or before Closing and to which reference is made in any of paragraphs (A) to (G) of the definition of a Non-Ordinary Course Tax Liability.

“Share Percentage” has the meaning set forth in Section 2.1.

“Shared BP Software” has the meaning set forth in Section 6.21(b).

“Shared Company Software” has the meaning set forth in Section 6.21(c).

“Shared Third Party Software” has the meaning set forth in Section 6.21(a).

“Shares” means 541,368,768 ordinary shares, and 48,800,000 ordinary non-voting shares of Company, collectively comprising all of the issued and outstanding equity interests in Company.

“Solvent” means, when used with respect to any Person, as of any date of determination:

(a)           no Insolvency Proceedings have been commenced or continue with respect to that Person; and

(b)           none of the following circumstances exist:  (i) the assets of such Person are demonstrably less than its liabilities (after excluding Affiliate debt); (ii) such Person is unable to pay its debts as they become due (assuming Affiliate support consistent with past practices); or (iii) such Person has generally stopped paying its debts; and

(c)           no unsatisfied non-appealable judgment in an amount in excess of US$1,000,000 has been outstanding against that Person for more than fifteen (15) Business Days.

“Subsidiary” means any of the companies listed on Exhibit C, which are directly or indirectly wholly owned by the Company.

“Subsidiary Shares” means those equity interests in each Subsidiary as shown on Exhibit C.

“Tax Authority” means any governmental, local, state, federal, fiscal, revenue, customs, excise or other authority, body, agency or official competent to impose any Tax in any jurisdiction.

“Tax Claim” has the meaning set forth in Section 12.5.

“Taxes” or “Tax” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, value added or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Body, including any interest, penalties or additional amounts which may be imposed with respect thereto except insofar as such interest, penalties or additional amounts are attributable to the delay or default of a Person seeking indemnification therefor under the terms of Section 12.1.

“Tax Liability” means:

(A) A liability to make an actual payment of Tax;

(B) The loss of a right to repayment of Tax or the setting off of any such right to repayment of Tax against any liability to make an actual payment of tax;

The setting off against income, profits or gains which are earned, accrued or received on or before Closing or in respect of a period ended on or before Closing of any Purchaser’s Relief in circumstances where, but for such setting off and in the absence of a right to repayment of Tax against which to offset the relevant actual payment of Tax, a Company Group Member would have had a liability to make an actual payment of Tax in respect of which Seller is responsible under Article 12; or

(C) The setting off against income, profits or gains which are earned, accrued or received after the Effective Time or in respect of a period commencing after the Effective Time of any Seller’s Relief in circumstances where, but for such setting off and in the absence of a right to repayment of Tax against which to offset the relevant actual payment of Tax, a Company Group Member would have had a liability to make an actual payment of Tax in respect of which Purchasers are responsible under Article 12.

“TCGA” means the Taxation of Chargeable Gains Act 1992 of the United Kingdom.

“Third Person Claim” has the meaning set forth in Section 11.2(b).

“Transgas” means Transgas de Occidente S.A.

“Transition Services Agreement” means a transition services agreement in the form to be agreed by Seller and Purchasers pursuant to Section 6.18.

“Unincorporated JV Assets” means all right, title and interest of the Company Group Members in and to the gathering systems, gas plants, pipelines and terminals described on Exhibit H-1.

“Unincorporated JV Asset Contracts” means those contracts listed on Exhibit H-2.

“Units” has the meaning set forth in the definition of “Upstream Assets”.

“Upstream Assets” means all of the Company Group’s right, title and interest in and to assets, other than the Subsidiary Shares and Pipeline JV Company Shares, including:

(b)           The Association Contracts and the Exploration Contracts:

(c)           All oil, gas, condensate, water, CO2 or injection wells located in the Contract Areas (the “Wells”);

(d)           All units including any portion of a Contract Area (the “Units”, and together with the Association Contracts, the Exploration Contracts and Wells, the “Properties”);

(e)           All presently existing contracts, agreements and instruments to the extent applicable to the Properties or the production of Hydrocarbons including condensate from the Properties, including but not limited to, operating agreements, unitization agreements, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, but excluding any contracts, agreements and instruments to the extent a change in ownership of any Company Group Member through a direct or indirect sale of equity ownership is restricted or subjected to payment of a fee or other consideration by an agreement with a Person other than Seller or an Affiliate of Seller, or by applicable Law, and for which no consent to change of ownership has been received or for which Purchasers have not agreed in writing to pay the fee or other consideration, as applicable (subject to such exclusions, the “Upstream Contracts”);

(f)            All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use in connection with, the Properties, but excluding any permits and other appurtenances to the extent change in ownership through a direct or indirect sale of equity ownership is restricted or subjected to payment of a fee or other consideration by an agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to change in ownership has been received or for which Purchasers have not agreed in writing to pay the fee or other consideration, as applicable;

(g)           All equipment, machinery, tools, fixtures, facilities, flowlines and other tangible personal property and improvements located on the Properties or used or held for use in connection with the operation of the Properties or the production of Hydrocarbons from the Properties;

(h)           The gathering systems, gas plants and pipelines located on the Properties or used or held for use in connection with the production, transportation and disposition of Hydrocarbons from or allocated to the Properties, including EPF II and Pipeline El Morro-Araguaney;

(i)            The office leases or buildings, if any, owned by the Company or any Company Group Member, and the furniture, office equipment, and computers and related peripheral equipment located in those offices and buildings;

(j)            All permits, licenses, orders, approvals, variances, waivers, franchises, rights and other authorizations issued by any Governmental Body relating to the Upstream Assets;

(k)           Hydrocarbons including condensate produced from or attributable to the Properties and owned by the Company at the time in question;

(l)            All rights to all geological, geophysical and seismic data, information, surveys, studies and records relating to the Upstream Assets but excluding any such data, information, surveys, studies and records to the extent a change in ownership of any Company Group Member through a direct or indirect sale of equity ownership is restricted or subjected to payment of a fee or other consideration in respect of such data, information, surveys, studies and records by an agreement with a Person other than Seller or an Affiliate of Seller, or by applicable Law, and for which no consent to change of ownership has been received or for which Purchasers have not agreed in writing to pay the fee or other consideration, as applicable; and

(m)          The Records relating to the other Upstream Assets,

but excluding in each case (other than for purposes of the individual defined terms contained within this definition), (i) any Exclusions and (ii) any Unincorporated JV Assets or Unincorporated JV Asset Contracts, or any above-listed item that is directly related to any Unincorporated JV Asset or any Unincorporated JV Asset Contract.

“Upstream Contracts” has the meaning set forth in the definition of “Upstream Assets”.

“Wells” has the meaning set forth in the definition of “Upstream Assets”.

“Working Capital” has the meaning set forth in Section 3.3(a).

ARTICLE 2
PURCHASE AND SALE

Section 2.1            Purchase and Sale.  At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Purchasers and Purchasers agree to purchase, accept and pay for the Shares, in the following percentages:

•            Ecopetrol               51%

•            Talisman                49% (each Party’s “Share Percentage”).

The obligations of Purchasers pursuant to this Agreement shall be joint and several.

Section 2.2            Exclusions.  Notwithstanding the foregoing, the rights acquired through the purchase of the Shares shall not include the Exclusions.

ARTICLE 3
PURCHASE PRICE

Section 3.1            Purchase Price.  The purchase price for the Shares (the “Purchase Price”) shall be US$1,750,000,000.  The Purchase Price was agreed without taking into account Exclusions, which Seller is removing from the Company Group Members prior to Closing pursuant to and in accordance with Section 6.17.

The Purchase Price shall be adjusted as provided in Section 3.3.

Section 3.2            Deposit.

(a)           Within two (2) Business Days following the Execution Date, simultaneously with the delivery of the Share Pledge Agreements and letter agreement described in Section 3.2(b), Purchasers shall make an earnest money deposit equal to US$1.25 billion (US$1,250,000,000) (the “Deposit”) by wire transfer of immediately available funds to the bank and account specified in Section 9.5(d).  The Deposit shall be held by Seller, without interest, and applied according to Section 3.2(b) below.

(b)           Within two (2) Business Days following the Execution Date, simultaneously with the delivery of the Deposit and the letter agreement described below, Seller shall execute, as a deed, a Share Pledge Agreement and deliver the same to each Purchaser as security for payment of (i) the Deposit and interest thereon as provided for in Section 3.2(c), or (ii) a portion of the Deposit as provided for in Section 3.2(d), as the case may be.  Each Purchaser’s Share Pledge Agreement shall secure such Purchaser’s Share Percentage of each class of shares of the Company held by Seller.  Contemporaneously with the execution and delivery of the Share Pledge Agreement, Seller and Purchasers shall execute, as a deed, a letter agreement in substantially the form of the letter agreement attached hereto as Exhibit I.  If the Closing occurs, the Deposit will be applied toward the Closing Amount.

(c)           If:

(i)            this Agreement is terminated by the mutual written agreement of Seller and Purchasers; or

(ii)           the Closing is not consummated before this Agreement terminates, except as set forth in Section 3.2(d); or

(iii)          a Deposit Return Event occurs;

Each Purchaser shall be entitled, upon notice to Seller, to the return of its Share Percentage of the Deposit together with interest on the full amount of its Share Percentage of the Deposit calculated from and including the Day the Deposit is delivered to Seller in accordance with Section 3.2(a) to and including the date of the return of the Deposit at the Agreed Interest Rate.  Such Amount shall accrue as a debt payable by Seller, and Seller shall pay such amount, by wire transfer of immediately available funds to the banks and accounts designated by Purchasers in accordance with Section 9.5(d)

within two Business Days of the termination of this Agreement or the Deposit Return Event occurring (as the case may be).  Simultaneously with the return of the Deposit, each Purchaser shall execute and deliver to Seller an effective full release of its Share Pledge Agreement and return the Charged Property (as defined in the Share Pledge Agreement) unless and to the extent it is entitled to retain that property as security in accordance with the terms of the Share Pledge Agreement.

(d)           If the transactions contemplated by this Agreement are not consummated before this Agreement terminates because of the willful or negligent failure of Purchasers to perform or observe in any material respect their covenants and agreements contained herein that are to be performed or observed at or prior to Closing, then, in such event, Seller shall be entitled to retain out of the Deposit twenty percent (20%) of the Purchase Price as liquidated damages (“Liquidated Damages”) and in such case Purchasers shall be entitled to the return of the balance of the Deposit without interest by wire transfer of immediately available funds to the bank and account designated by Purchaser in accordance with Section 9.5(d) within two (2) Business Days of the termination of this Agreement.  Simultaneously with the return of the balance of the Deposit, Purchasers shall execute and deliver to Seller a full effective release of the Share Pledge Agreement and return the Charged Property (as defined in the Share Pledge Agreement) unless and to the extent it is entitled to retain that property as security in accordance with the terms of the Share Pledge Agreement.  Notwithstanding anything in this Agreement to the contrary, entitlement to Liquidated Damages shall be the sole and exclusive remedy of Seller or any of its Affiliates against Purchasers or any of their Affiliates for the failure of Closing to occur as a result of a Purchaser’s willful or negligent failure to perform or observe in any material respect its covenants and agreements herein, and in no event will Seller or any of its Affiliates seek in such circumstances to recover any other money damages or seek any other remedy based on a claim at law or in equity with respect to (1) any loss suffered, directly or indirectly, as a result of the failure of the transactions contemplated hereby to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and neither Purchaser nor any of its Affiliates shall have any further liability or obligation to Seller or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby for the failure of Closing to occur as a result of a Purchaser’s willful or negligent failure to perform or observe in any material respect its covenants and agreements herein, provided that nothing in this Section shall preclude Seller from enforcing or seeking remedies with respect to Purchaser’s breach of the last sentence of Section 6.1, Section 6.9 or Section 13.4.

Section 3.3            Adjustments to Purchase Price.  The Purchase Price for the Shares shall be adjusted as follows with all such amounts being determined in accordance with IFRS and the historic practices of Seller and the Company Group:

(a)           Increased by the positive Working Capital of the Company as of the Effective Time or decreased by the negative Working Capital of the Company as of the Effective Time, as applicable; as used herein, the term “Working Capital” means the positive or negative amount obtained by subtracting (i) the sum of all accounts payable, accrued current liabilities and other current liabilities of the Company from (ii) the sum of all accounts receivable, inventory, cash and cash equivalents and other current assets of the Company, all as shown on the Financial Statements dated as of the Effective Time, provided that, for purposes of determining Working Capital, (A) the existence of any Affiliate Debt shall be excluded, (B) Taxes for which Seller is liable under Section 12.1(a) shall not be included in current liabilities and accrued refunds with respect to such Taxes shall not be included in current assets, (C) the existence of the accounts payable entry set forth on Schedule 3.3(a) to Ocensa shall be excluded.  Working Capital shall be calculated in the manner set forth in Schedule 3.3(a).

(b)           Increased by the amount of any Intergroup Advances from the Effective Time to the Closing; as used herein, the term “Intergroup Advances” means any capital contributions, loans, or advances paid by Seller or any Affiliate of Seller (other than a Company Group Member) to any Company Group Member, and any other payments made by Seller or any Affiliate of Seller (other than a Company Group Member) on behalf of and for the account of any Company Group Member, excluding, however, (i) accounts receivable with respect to purchases of goods or services by any Company Group Member from Seller or any such Affiliate in compliance with the terms of this Agreement (ii) payments to a Company Group Member with respect to purchases of goods or services by Seller or any such Affiliate; and (iii) any Taxes paid by Seller or any Affiliate on behalf of a Company Group Member, for which Seller is liable or required to indemnify Purchaser under Section 12.1, and any sums paid by Seller or any Affiliate in respect of any such Tax Liability of a Company Group Member.

(c)           Increased by an amount calculated as interest on the difference between the Adjusted Purchase Price (determined without inclusion of the interest amount determined under this clause (c)) and the amount of the Deposit, such interest to be calculated from and including the date that is three (3) months after the Execution Date to and including the Closing Date;

(d)           Decreased by the amount of any Intergroup Receipts from the Effective Time to the Closing; as used herein, the term “Intergroup Receipts” means any dividends, share redemptions, share purchases, or repurchases, debt repayments or other distributions, reductions of capital or other returns of capital, including cash extracted pursuant to Section 3.5(iii), in each case, whether in cash or in specie, made by any Company Group Member to Seller or any Affiliate of Seller (other than a Company Group Member), and any other amounts payable to a Company Group Member but received and retained by Seller or any Affiliate of Seller (other than a Company Group Member) for its own account, excluding, however, (i) accounts receivable with respect to purchases of goods or services by Seller or any such Affiliate from a Company Group Member, (ii) payments to Seller or any such Affiliate with respect to purchases of goods or services by any Company Group Member in compliance with the terms of this Agreement, (iii) distributions or other transfers of Exclusions, (iv) overnight sweeps of funds held jointly for the account of any Company Group Member and third parties (e.g. joint venture accounts) to accounts of Seller or its Affiliate that are returned the next Day; and (v) any refunds of Taxes with respect to any Company Group Member for which

Seller would have been liable or required to indemnify Purchasers under Section 12.1, and any sums received by Seller in respect of any such refund.

(e)           Decreased in accordance with Section 6.7, by amounts equal to the Allocated Values of those Upstream Assets with respect to which preferential purchase rights have been exercised or which have been excluded from Closing because a consent requirement remains unsatisfied;

(f)            Increased by the net amount of any prepaid expense as of the Effective Time with respect to the period following the Effective Time which are not included as current assets on the Financial Statements dated as of the Effective Time;

(g)

[Redaction of return of equity to shareholders of Oloducto Central S.A.]

(h)           Decreased for Casualty Losses in accordance with Section 7.2, if applicable;

(i)            Increased by the amount of any indemnification amount owed by any Purchaser or decreased by the amount of any indemnification amount owed by Seller, as applicable, pursuant to Article 11;

(j)            Increased by any indemnification amount or other amount owed by any Purchaser or decreased by the amount of any indemnification amount or other amount owed by Seller, as applicable, pursuant to Article 12; and

(k)

[Redaction of employee matter]

The Purchase Price, adjusted as set forth in (a) through (k), shall be the “Adjusted Purchase Price.”

Section 3.4            RESERVED

Section 3.5            Affiliate Debt and Excess Cash.  At or prior to Closing, Seller and its Affiliates shall (i) capitalize any net Affiliate Debt of any Company Group Member to Seller or to any Affiliate of Seller (other than a Company Group Member) and (ii) repay any net Affiliate Debt of Seller or any such Affiliate to any Company Group Member (subject to adjustment for such payment pursuant to Section 3.3), excluding in each case, however, accounts payable for the purchase of goods or services between Seller or any Affiliate of Seller (other than a Company Group Member) on the one hand and any Company Group Member on the other hand, and (iii) procure that, to the extent permitted by Law, all cash of the Company Group Members as at a date falling no more than three (3) Business Days prior to Closing (other than US$15,000,000 which shall be retained for working capital purposes) is extracted from the Company Group and paid to the Seller prior to Closing by way of a reduction of capital in accordance with the Companies Act.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 4.31 and the other terms and conditions of this Agreement, Seller represents and warrants to Purchasers the matters set out in Section 4.1 through Section 4.30:

Section 4.1            Seller.

(a)           Existence and Qualification.  Seller is a company, duly organized and validly existing under the Laws of England and Wales.

(b)           Power.  Seller has the power under its articles of association, other organizational documents and the Companies Act to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller at Closing) and consummate the transactions contemplated by this Agreement (and such documents).

(c)           Authorization and Enforceability.  The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller at Closing), and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary company action on the part of Seller.  This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)           No Conflicts.  The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (i) violate any provision of the articles of association or other organizational documents of Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which Seller is a party or which affects the Company Group, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest, or (iv) violate any Laws applicable to Seller or the Company, except any matter described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect.

(e)           Solvency.  Seller is Solvent and, after giving effect to the transactions contemplated hereby, Seller shall be Solvent.

Section 4.2            Company.

(a)           Existence and Qualification.  The Company is duly organized and validly existing under the Laws of England and Wales and if required by Law is duly qualified to do business as a foreign company in Colombia.

(b)           Power.  The Company has the power under its articles of association, other organizational documents and the Companies Act to own, lease or otherwise hold its assets and conduct its business in the manner consistent with recent practice.

(c)           No Conflicts.  The consummation of transactions contemplated by this Agreement shall not (i) violate any provision of the articles of association or other organizational documents of the Company, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which the Company is a party or by which its assets are bound, (iii) violate any judgment, order, ruling, or decree applicable to the Company as a party in interest, or (iv) violate any Laws applicable to the Company, or any of its assets, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

(d)           Articles of Association.  Seller has delivered to Purchasers true and complete copies of the articles of association, as amended to date, of the Company.

(e)           Statutory Books and Filings. The statutory books (including all registers and minute books) of each Company Group Member have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received in writing by Seller or any of the Company Group and all documents which should have been delivered by any Company Group Member to the Registrar of Companies (or its equivalent in any other jurisdiction) in accordance with applicable Law have been properly so delivered, in each case, except as would not have a Material Adverse Effect.

(f)            Title to Shares.  Seller is the sole beneficial owner of the Shares, and Seller and Kenilworth are the sole legal owners of the Shares, in each case free and clear of any liens, claims, encumbrances, security interests, options, charges, rights of preemption and restrictions of any kind, other than restrictions on transfer that may be imposed by applicable companies Laws.  Other than this Agreement and the terms of the articles of association, the Shares are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

(g)           The Shares.  The entire issued and outstanding equity interest in the Company is represented by the Shares.  All Shares are duly authorized and validly issued and outstanding, fully paid, and non-assessable and have not been issued in violation of any preemptive rights. Except for the Shares, there are no outstanding equity interests in the Company, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any shares in the Company.  Other than pursuant to this Agreement, there are no outstanding warrants, options, rights, convertible or exchangeable securities or other commitments pursuant to which Seller or the Company is or may become obligated to issue or sell any shares or other equity interests in the Company.

(h)           Financial Statements.  The unaudited consolidating balance sheets of the Company Group as of the Effective Time and as of December 31, 2009, and the unaudited consolidating income statements of the Company Group for the six months ending at the Effective Time and for the twelve month period ending December 31, 2009 (collectively, the “Financial Statements”) have been prepared from the books and records of the Company Group Members in accordance with IFRS and fairly present the financial position of the consolidated Company Group Members as of the dates thereof or for the period covered thereby, as applicable, except for the absence of footnotes and, in the case of the Financial Statements dated as of the Effective Time, the absence of normal period end adjustments consistent with past practices not exceeding US$3 million (without regard to the aggregate amount of completion bonuses described in Schedule 6.6 paid by the Company Group Members to certain employees).  No Company Group Member has debt for borrowed money, other than Affiliate Debt and accounts payable in the ordinary course of business.

(i)            Solvency.  The Company is Solvent and, after giving effect to the transactions contemplated hereby, the Company shall be Solvent.

(j)            Equity Investments.  Except for the Subsidiaries and the Pipeline JV Companies, the Company does not directly or indirectly own any shares or other equity interest in any Person.

(k)           Bank Accounts.  Schedule 4.2(k) sets forth a complete list of all bank accounts, other demand accounts and investments accounts maintained by each Company Group Member.

(l)            Employees.

(i)            Schedule 4.2(l)(i) contains a complete list of all employees of any Company Group Member as of June 25, 2010.

(ii)           Schedule 4.2(l)(ii) sets forth a list of all employment agreements and labor contracts between any Company Group Member and individual workers as of June 25, 2010, whether employees or contract workers.  No

Company Group Member is party to a collective bargaining agreement with a labor union.

(iii)          Schedule 4.2(l)(iii) lists all plans or policies providing for fringe benefits (including vacation, paid holidays, personal leave, employee discounts, educational benefits or similar programs) and each other bonus, incentive compensation, deferred compensation, profit sharing, stock, severance, retirement, health, life, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, performance share, supplemental unemployment, layoff, consulting, or any other similar plan, agreement, policy or understanding maintained by or contributed to by any Company Group Member for its present or former employees (the “Employee Plans”) within the past three (3) years, none of which have been amended, except as described in Schedule 4.2(l)(iii).  All of the employee Plans that have been made available to Purchasers in Seller’s data room are true and complete copies of such documents.  Each of the listed Employee Plans has been administered in all material respects in accordance with applicable Law and does not have funding or contribution requirements that are due and have not been paid.  No Company Group Member has terminated an Employee Plan in a manner that would result in liability to any Governmental Body or any Employee Plan participant.  None of the Employee Plans is a multi-employer plan involving employers other than the Company Group Members.

(m)          Compliance with Anti-Corruption Laws and Regulations.

(i)            Seller, the Company Group or their respective shareholders, officers, directors, employees or agents (“agents” being used in the same way such term is used in the FCPA) have not made, offered or authorized, in connection with the operation or maintenance of any of the Upstream Assets, or in connection with the transactions contemplated by this Agreement, any payment, loan or gift of anything of value to a Government Official or political party, or to any other Person while knowing there is a high probability or that it is substantially certain that any part of such offer, payment, loan or gift will be given or promised to a Government Official or political party, and that the offer, payment, loan or gift of which would:  (i) influence any act or decision of such Government Official in his or her official capacity; (ii) induce such Government Official to do or omit to do any act in violation of the lawful duty of such Government Official; (iii) induce such Government Official or political party to use his, her or its influence with any Governmental Body, public international organization or political party, to affect or influence such Governmental Body, organization or party; (iv) secure any improper advantage or (v) would violate Applicable Anti-Corruption Laws in effect at the applicable time of such payment, loan or gift; provided that, with respect to the operation and maintenance of each Upstream Asset, the provisions of this Section 4.2(m)(i) shall only apply to the period of time during which Seller had a direct or indirect ownership interest in such applicable Upstream Asset, and excluding, the case of Sections 4.2(m)(i) through (iv), actions which were in compliance with all

Applicable Anti-Corruption Laws in effect at the applicable time of such payment, loan or gift.

(ii)           No undisclosed ownership interest in Seller or any Company Group Member is directly held or controlled by a Government Official, or any immediate relative of a Government Official.

Section 4.3            Subsidiaries.

(a)           Existence and Qualification.  Each Subsidiary is duly organized and validly existing under the Laws of its jurisdiction of organization and if required by Law is duly qualified to do business as a foreign company in Colombia.

(b)           Power.  Each Subsidiary has the power under its articles of association, other organizational documents and applicable companies Law of its jurisdiction of organization to own, lease or otherwise hold its assets and conduct its business in the manner consistent with recent practice.

(c)           No Conflicts.  The consummation of transactions contemplated by this Agreement shall not (i) violate any provision of the articles of association or other organizational documents of any Subsidiary, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which an Subsidiary is a party or by which its assets are bound (iii) violate any judgment, order, ruling, or decree applicable to any Subsidiary as a party in interest, or (iv) violate any Laws applicable to any Subsidiary, or any of its assets, except any matter described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect.

(d)           Articles of Association.  Seller has delivered to Purchasers true and complete copies of the articles of association or other organizational documents, as amended to date, of each Subsidiary.

(e)           Title to Subsidiary Shares.  The Company, Kenilworth and the Subsidiaries are, collectively, the sole legal and beneficial owners of the Subsidiary Shares of each Subsidiary, free and clear of any liens, claims, encumbrances, security interests, options, charges, rights of preemption and restrictions of any kind, other than restriction on transfer that may be imposed by applicable companies Laws.  Other than this Agreement and the terms of the organizational documents of the relevant Subsidiary, the Subsidiary Shares of each Subsidiary are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of such Subsidiary Shares.

(f)            The Subsidiary Shares.  The entire issued and outstanding equity interest in each Subsidiary is represented by its Subsidiary Shares.  All Subsidiary Shares are duly authorized and validly issued and outstanding, fully paid, and non-assessable and have not been issued in violation of any preemptive rights. Except for the Subsidiary

Shares, there are no outstanding equity interests in any Subsidiary, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any shares in any Subsidiary.  There are no outstanding warrants, options, rights, convertible or exchangeable securities or other commitments pursuant to which Seller, the Company or any Subsidiary is or may become obligated to issue or sell any shares or other equity interests in any Subsidiary.

(g)           Solvency.  Each of the Subsidiaries is Solvent and, after giving effect to the transactions contemplated hereby, each of the Subsidiaries shall be Solvent.

(h)           Equity Investments.  Except for other Subsidiaries and the Pipeline JV Companies, no Subsidiary directly or indirectly owns any shares or other equity interest in any Person.

(i)            Employees.  No Subsidiary has any employees.

Section 4.4            Pipeline JV Companies.

(a)           Existence and Qualification.  Each Pipeline JV Company is duly organized and validly existing under its jurisdiction of organization.

(b)           Power.  Each Pipeline JV Company has the power under its articles of association, other organizational documents (including its shareholder agreement or equivalent agreement) and the applicable companies Law of its jurisdiction of organization, as the case may be, to own, lease or otherwise hold its assets and conduct its business in the manner consistent with recent practice.

(c)           No Conflicts.  The consummation of transactions contemplated by this Agreement shall not (i) violate any provision of the articles of association or other organizational documents of any Pipeline JV Company, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which any Pipeline JV Company is a party or by which its assets are bound, (iii) violate any judgment, order, ruling, or decree applicable to any Pipeline JV Company as a party in interest, or (iv) violate any Laws applicable to any Pipeline JV Company, or any of its assets, except any matter described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect.

(d)           Organizational Documents.  Seller has delivered to Purchasers true and complete copies of the articles of association, shareholders agreement and other similar organizational documents, as amended to date, of each Pipeline JV Company.

(e)           Title to Pipeline JV Company Shares.  The Company or a Subsidiary is the sole legal and beneficial owner of the Pipeline JV Company Shares of each Pipeline JV Company, free and clear of any liens, claims, encumbrances, security interests, options, charges, rights of preemption and restrictions of any kind other than restrictions on transfer that may be imposed by applicable companies Laws or those shareholder agreements described in Schedule 4.4(e).  Other than this Agreement and the terms of the organizational documents of the relevant Pipeline JV Company, the Pipeline JV Company Shares of each Pipeline JV Company are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of such Pipeline JV Company Shares, other than those shareholder agreements described in Schedule 4.4(e).

(f)            The Pipeline JV Company Shares.  The entire issued and outstanding equity interest in each Pipeline JV Company is as set forth on Exhibit D.  All Pipeline JV Company Shares are duly authorized and validly issued and outstanding, fully paid, and non-assessable and have not been issued in violation of any preemptive rights.  Except for the Pipeline JV Company Shares and the other equity interests shown on Exhibit D, there are no outstanding equity interests in any Pipeline JV Company, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any shares in any Pipeline JV Company.  Except as shown on Schedule 4.4(f), there are no outstanding warrants, options, rights, convertible or exchangeable securities or other commitments pursuant to which Seller, the Company, any Subsidiary or any Pipeline JV Company is or may become obligated to issue or sell any shares or other equity interests in any Pipeline JV Company.

(g)           Solvency.  To Seller’s Knowledge, no Insolvency Proceedings have been commenced or continue in relation to any of the Pipeline JV Companies.

(h)

[Redaction of transportation rights]

Section 4.5            Certain Assets.  Exhibit A shows the percentage interests owned by each Company Group Member in the rights of the partner or associate under each Association Contract and Exploration Contract.  Such interests are owned by the relevant Company Group Members free and clear of Encumbrances other than Permitted Encumbrances.  Each Association Contract and each Exploration Contract is in full force and effect and neither the Company nor, to the Knowledge of Seller, any other Person is in default of a material obligation thereunder, except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.6            Title.  The Company or the Subsidiaries, as applicable, own all legal and beneficial right, title and interest in and to the Upstream Assets, free and clear of any and all liens or encumbrances, other than Permitted Encumbrances.  To Seller’s Knowledge, Ocensa owns all legal and beneficial right, title and interest in and to the Midstream Assets held by Ocensa, free and clear of any and all liens or encumbrances, other than Permitted Encumbrances.

Section 4.7            Liability for Brokers’ Fees.  Purchasers shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, the Company, any Subsidiary or any other Affiliate of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 4.8            Litigation.  Except as set forth in Schedule 4.8, there are no actions, suits or proceedings pending, or to Seller’s Knowledge threatened in writing, before any Governmental Body or arbitrator with respect to the Company, the Upstream Assets or any of the Subsidiaries or, to Seller’s Knowledge, Ocensa or the Midstream Assets held by Ocensa.  There are no actions, suits or proceedings pending, or to Seller’s Knowledge, threatened in writing, before any Governmental Body or arbitrator against Seller which are reasonably likely to impair materially Seller’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Seller at Closing.

Section 4.9            Taxes and Assessments.  Each Company Group Member and, to Seller’s Knowledge, Ocensa has filed all Tax returns and made all required disclosures and notices required of it to the relevant Tax Authorities.  Except as disclosed on Schedule 4.9, each Company Group Member and, to Seller’s Knowledge, Ocensa has paid or caused to be paid all Taxes due and payable by it and has withheld or collected all Taxes that it is required to withhold or collect, except those being contested in good faith.  Except as disclosed on Schedule 4.9, there is no pending or (to the Knowledge of Seller) threatened audit, examination or other proceeding by any Governmental Body for the assessment or collection of delinquent Taxes of or with respect to any Company Group Member or, to Seller’s Knowledge, Ocensa, and no Company Group Member or, to Seller’s Knowledge, Ocensa has within the last twelve months received written notice of any pending claim from any taxing authority for the assessment or collection of Taxes with respect to any Company Group Member or Ocensa.

Section 4.10         RESERVED

Section 4.11         RESERVED

Section 4.12         RESERVED

Section 4.13         RESERVED

Section 4.14         Stamp Duty and Stamp Duty Reserve Tax.

(a)           All documents on which stamp duty or any other transfer, registration or documentary Tax or duty is chargeable and which are in the possession of any Company Group Member or by virtue of which any Company Group Member has any right have been duly stamped (or, as the case may be, such transfer, registration or documentary Tax or duty has been duly paid).

(b)           Since the Effective Time no Company Group Member has incurred any liability to pay stamp duty reserve tax.

(c)           Since the Effective Time no Company Group Member has incurred any liability to pay stamp duty land tax.

Section 4.15         Intra Group Transactions.  No Company Group Member has at any time within the last six years, acquired any asset from any other company (including another Company Group Member) which was, at the time of the acquisition, or which has at any time after such acquisition become, a member of the same group of companies as that Company Group Member for the purposes of any Tax.

Section 4.16         Group Arrangements.  Since the Effective Time, no election has been made pursuant to section 171A TCGA 1992 which would have the effect of transferring a chargeable gain from any person (other than a Company Group Member) to any Company Group Member

Section 4.17         Tax Returns, Disputes, Records and Claims, etc.

(a)           One or more Company Group Members has sufficient records relating to past events, including any elections made, to calculate the Tax Liability or relief which would arise on any disposal or on the realisation of any asset owned at the Effective Time by any Company Group Member or acquired by any such Company Group Member since that date but before Closing.

(b)           The amount of Tax chargeable on any Company Group Member during any accounting period ended on or within six years before the Effective Time has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Tax Authority.

(c)           Except as disclosed to Purchasers in Seller’s data room prior to the Execution Date, no Company Group Member has received any notice from any Tax

Authority which required or will or may require such Company Group Member to withhold any amount for or on account of Tax from any payment made since the Effective Time or which will or may be made after the Execution Date.

Section 4.18         Environmental Laws.  Except as set forth in Schedule 4.18 or the other schedules hereto, to Seller’s Knowledge, the Company Group Members’ operation of the Upstream Assets and operation of the Midstream Assets held by Ocensa has been in compliance with all applicable Environmental Law, except such failures to comply as, individually or in the aggregate, would not have a Material Adverse Effect.  Except for contamination that would not, individually or in the aggregate, have a Material Adverse Effect, to Seller’s Knowledge there has been no contamination of groundwater, surface water or soil on the lands covered by the Properties resulting from the Company Group Members’ operation of the Upstream Assets or operation of the Midstream Assets held by Ocensa which requires remediation under applicable Environmental Laws but which has not been remediated.  Notwithstanding the other terms of this Section, Seller makes no, and disclaims any, representation or warranty, express or implied, with respect to the presence, absence, actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of naturally occurring radioactive material (“NORM”), asbestos, mercury, drilling fluids and chemicals, and produced waters and hydrocarbons and any other pollutants or irritants in or on the Upstream Assets, Midstream Assets or Unincorporated JV Assets in quantities typical for oilfield operations in the areas in which such assets are located.

Section 4.19         Capital Commitments.  Except as disclosed on Schedule 4.19, as of the Effective Time, there were no outstanding AFEs or other capital commitments to third parties that were binding on any Company Group Member and that could reasonably be expected to individually require expenditures by such Company Group Member after the Effective Time in excess of US$250,000.

Section 4.20         Compliance with Laws.  Except as disclosed on Schedule 4.20, or to the extent addressed by Section 4.8, which addresses litigation generally, Section 4.9, which addresses Taxes, or Section 4.18, which addresses Environmental Laws, to Seller’s Knowledge, each Company Group Member and Ocensa has complied with and operation of the Upstream Assets, and Midstream Assets held by Ocensa, respectively, has been in substantial compliance with all applicable Laws, in each case, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.21         Contracts.  No Company Group Member, nor to the Knowledge of Seller, any other party is in default of any material covenant or obligation under any Upstream Contract, except as disclosed on Schedule 4.21 Part A, or except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of Seller, neither Ocensa nor any other party is in default of any material covenant or obligation under any material contract to which Ocensa is a party, except as disclosed on Schedule 4.21 Part B, or except as such defaults would not, individually or in the aggregate, have a Material Adverse Effect.  Except as disclosed in Schedule 4.21 Part C, there are no contracts with Affiliates of Seller (other than a Company Group Member) which may be binding on any Company Group Member, or the Upstream Assets, or, to Seller’s knowledge, the Midstream Assets or Unincorporated JV Assets, after Closing.  Except as disclosed in Schedule 4.21 Part D, there are no futures, options, swaps or other derivatives contracts which will be binding on any Company Group Member after Closing.

Section 4.22         Payments for Production.  Except as disclosed in Schedule 4.22, all proceeds from the sale of Hydrocarbons attributable to the Company Group Members’ interests in the Properties are currently being paid in full to the Company Group Members (after Tax withholdings and similar deductions authorized by the terms of the Association Contracts, other Upstream Contracts or applicable Law).  Further, no Company Group Member is obligated by virtue of a take or pay payment, advance payment or other similar payment, to deliver Hydrocarbons attributable to the Properties or proceeds from the sale thereof at some future time without receiving payment therefor at or after the time of delivery (excluding, for the avoidance of doubt, royalties and other amounts owing pursuant to the Association Contracts, Exploration Contracts or applicable Law).

Section 4.23         Imbalances.  Except as set forth on Schedule 4.23, as of the Effective Time (or the other applicable date noted on Schedule 4.23), the Company Group Members have no production, plant or transportation imbalances as a result of past production or deliveries in excess of the share to which it is entitled.

Section 4.24         Penalty Operations.  There are no operations (including drilling operations) associated with the Upstream Assets with respect to which the Company or any of the Subsidiaries is a non-participating party, other than as set out in Schedule 4.24.

Section 4.25         Wells.  Except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect, as to Wells operated by the Company or any of the Subsidiaries, Seller and, to the knowledge of Seller as to Wells of the Company or the Subsidiaries that are operated by Third Parties, each (a) Hydrocarbon Well and other Well associated with the Upstream Assets is properly permitted and within the production tolerances established by the Governmental Body having appropriate jurisdiction (if any), (b) the injection and disposal Wells associated with the Properties are properly permitted, and (c) the Hydrocarbon Wells associated with the Upstream Assets have been produced in compliance with allowables (if any) allocated thereto by the applicable Governmental Body.  Except as set forth on Schedule 4.25, as to Wells operated by the Company and, to the knowledge of Seller, as to Wells of the Company or the Subsidiaries that are operated by Third Parties, as of the date of this Agreement there are no Wells included in the Upstream Assets which, in accordance with applicable Law, must be plugged and abandoned within 12 months after the Execution Date.

Section 4.26         Authorizations, Consents and Preferential Purchase Rights.  None of the Company Group Member’s Properties, other Upstream Assets, Unincorporated JV Assets, Subsidiary Shares, or Pipeline JV Company Shares:  (i) are subject to any preferential rights to purchase, options or other preferential rights in favour of any Person entitling such Person to purchase or acquire any assets, or any material interest therein; or (ii) require for the completion of the transactions contemplated by this Agreement any authorizations from Governmental Bodies or third-party consents to assignment, which in each case of (i) or (ii) expressly applies to a transfer of the Shares or a change in control of any Company Group Member or any Pipeline JV Company (whether or not applicable to the transactions contemplated by this Agreement), except as set forth on Schedule 4.26.

Section 4.27         Governmental Licenses.  To the Knowledge of Seller, and except as would not have a Material Adverse Effect:  (a) the Company and the Subsidiaries and Ocensa,

have each obtained all permits, licenses and other authorizations required by any Governmental Body to own and, if operated by the Company or one of the Subsidiaries or Ocensa, to operate the Upstream Assets and the Midstream Assets held by Ocensa, as the case may be; (b) all such authorizations are in full force and effect; (c) no default or violations exist thereunder; and (d) no Proceeding is pending or threatened relating to the challenging, revocation or limitation of any such permit, license or authorization.

Section 4.28         Material Contracts.  The Material Contracts are in full force and effect in accordance with their respective terms and there exist no defaults by Company or the Subsidiaries, or to Seller’s Knowledge, by another Party thereto in the performance of any obligation thereunder and no event has occurred that with notice or lapse of time of both would constitute any default under any such Material Contract, except in each case as would not have a Material Adverse Effect.

Section 4.29         Unincorporated JV Asset Contracts.  The Unincorporated JV Asset Contracts are in full force and effect in accordance with their respective terms and there exist no defaults by Company or the Subsidiaries, or, to Seller’s Knowledge, by another Party thereto in the performance of any obligation thereunder and no event has occurred that, with notice or lapse of time, or both, would constitute any default under any such Unincorporated JV Asset Contract.

Section 4.30         Affiliate Marketing Contracts.  The prices to be paid to the relevant Company Group Members for sales of crude oil under the IST Sales Contracts are not inconsistent with price terms under arm’s length contracts for sales of crude oil at the Covenas Oil Terminal in Colombia entered into at the same time that the IST Sales Contracts were executed.  At and after Closing, any Company Group Member that is a party to an IST Sales Contract shall have the right to terminate such IST Sales Contract upon not more than ninety (90) Days notice to the counterparty thereunder without penalty.

Section 4.31         Certain Disclaimers.

(a)           Except as and to the extent expressly set forth in Article 4 of this Agreement or in the certificate of Seller to be delivered pursuant to Section 9.2(i), (i) Seller makes no and disclaims any representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any statement or information made or communicated (orally or in writing) to Purchasers or any of its Affiliates, employees, agents, consultants or representatives (including, without limitation, any opinion, information, projection or advice that may have been provided to Purchasers by any officer, director, employee, agent, consultant, representative or advisor of Seller or any of its Affiliates).

(b)           EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 4 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(I), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AS TO (I) TITLE TO ANY OF THE UPSTREAM ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, OR ANY OTHER ENGINEERING REPORT, RELATING TO THE UPSTREAM ASSETS OR MIDSTREAM ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN

OR FROM THE UPSTREAM ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT OR RECOMPLETION, INFILL OR STEP-OUT OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE SHARES, THE UPSTREAM ASSETS, THE MIDSTREAM ASSETS OR THE UNINCORPORATED JV ASSETS OR FUTURE REVENUES GENERATED BY ANY OF THE PRECEDING, (VI) THE PRODUCTION OF HYDROCARBONS FROM THE UPSTREAM ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE UPSTREAM ASSETS, THE MIDSTREAM ASSETS OR THE UNINCORPORATED JV ASSETS, OR (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASERS OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY PERSONAL PROPERTY, OR REGARDING INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS IN CONNECTION WITH THE COMPANY GROUP MEMBERS, THE PIPELINE JV COMPANIES, THE UNINCORPORATED JV ASSETS AND RELATED OPERATIONS, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASERS SHALL BE DEEMED TO BE OBTAINING THE COMPANY SUBJECT TO ALL OF ITS DIRECT AND INDIRECT RIGHTS AND ASSETS BEING IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS, AND THAT PURCHASERS HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASERS DEEM APPROPRIATE.

(c)           Inclusion of a matter on a Schedule attached hereto with respect to a representation or warranty which addresses matters having a Material Adverse Effect shall not necessarily be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Matters may be disclosed on a Schedule to this Agreement for purposes of information only.  In addition, Schedules may include other matters not required by the terms of this Agreement to be listed on the Schedules, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included.

(d)           A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations, and any indemnifications under Section 11.1, for which it is relevant.

(e)           Notwithstanding anything to the contrary contained in Article 4, Seller shall have no liability to, nor any obligation to indemnify Purchasers for, any breaches by it of any of its representations or warranties in Sections 4.18, 4.19, 4.20, 4.21, 4.22, 4.23, 4.24, 4.25, 4.26, 4.27, 4.28 and 4.29 to the extent that, prior to the Execution Date, either Purchaser had Knowledge of the circumstances or events giving rise to such breach.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser represents and warrants to Seller the following:

Section 5.1            Existence and Qualification.  It is a corporation duly organized and validly existing under the Laws of its jurisdiction of organization.

Section 5.2            Power.  It has the power under its certificate of incorporation and articles of association or other organizational documents and applicable companies Law of its jurisdiction of organization to enter into and perform this Agreement (and all documents required to be executed and delivered by such Purchaser at Closing) and consummate the transactions contemplated by this Agreement (and such documents).

Section 5.3            Authorization and Enforceability.  The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by it at Closing), and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary company action on the part of Purchaser.  This Agreement has been duly executed and delivered by it (and all documents required hereunder to be executed and delivered by it at Closing will be duly executed and delivered by it) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.4            No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement will not (i) violate any provision of the articles of association or other organizational documents of Purchaser, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture or other financing instrument to which Purchaser is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (iv) violate any Laws applicable to Purchaser or any of its assets.

Section 5.5            Liability for Brokers’ Fees.  Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or any Affiliate of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.6            Litigation.  There are no actions, suits or proceedings pending, or to Purchaser’s Knowledge, threatened in writing before any Governmental Body or arbitrator against Purchaser which are reasonably likely to impair materially Purchaser’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser at Closing.

Section 5.7            Financing.  Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Amount to Seller at the Closing.

Section 5.8            Investment Interest.  Purchaser is acquiring the Shares for its own account and not with a view toward their sale or distribution in violation of any applicable securities Laws.

Section 5.9            Independent Investigation.  Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business.  Purchaser acknowledges and affirms that as of the date hereof, it has made all such independent investigation, verification, analysis and evaluation of the Upstream Assets, Midstream Assets, Company Group Members and Pipeline JV Companies as it deems necessary or appropriate to enter into this Agreement.  Except for the representations and warranties expressly made by Seller in Article 4 of this Agreement, or in the certificate to be delivered to Purchaser pursuant to Section 9.2(i) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the Upstream Assets, Midstream Assets, Company Group Members or Pipeline JV Companies or prospects thereof and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis and evaluation.

Section 5.10         Consents, Approvals or Waivers.  Purchaser’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Purchaser at Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other third Person, except as set forth on Schedule 5.10.

ARTICLE 6
COVENANTS OF THE PARTIES

Section 6.1            Access.  Between the Execution Date and the Closing Date, Seller will give Purchasers and their representatives access, at Purchasers’ risk and expense, to the Upstream Assets (and, to the extent Seller is authorized to do so, to the Midstream Assets) and access to and the right to copy, at Purchasers’ expense, the Records in Seller’s and the Company Group Members’ possession or reasonably available to any of them, for the purpose of conducting an investigation of the Company Group Members and the Pipeline JV Companies and their assets, but only to the extent that Seller may do so without violating applicable Laws or any obligations to any third party and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller.  Any requests by a Purchaser for access to the Upstream Assets or the Midstream Assets shall be made in accordance with the notice provisions of Section 13.2, and neither Purchaser nor any of their respective directors, officers, employees or agents shall make any requests for such access directly or indirectly to any director, officer, employee or agent of any Company Group Member except as provided therein.  Such access by Purchasers shall be limited to Seller’s, the Company Group Members’ or the Pipeline JV Companies’ normal business hours, as applicable, and Purchasers’ investigation shall be conducted in a manner that minimizes interference with the operations of such Persons.  Neither Purchaser nor their respective representatives shall operate equipment or conduct any testing or sampling of materials on or with respect to the Upstream Assets or Midstream Assets prior to Closing.  In addition, Purchasers and their respective representatives shall not have access to employment records of individual employees of Company Group Members prior to Closing except on such terms as may be agreed by Seller and Purchasers in order to protect confidential information and ensure compliance with all applicable Laws and Seller’s policies.  All information obtained by

Purchasers and their respective representatives under this Section shall be subject to the terms of that certain confidentiality agreement between Seller and Purchasers dated July 15, 2010 (the “Confidentiality Agreement”).

Section 6.2            Government Reviews.  Seller and Purchasers shall in a timely manner (a) make all required filings, prepare all required applications and conduct negotiations with each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations.  Each Party shall reasonably cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.  Purchasers shall bear the cost of all filing or application fees payable to any Governmental Body with respect to the transactions contemplated by this Agreement, regardless of which Party, or Affiliate of a Party, is required to make the payments.

Section 6.3            Notification of Breaches.  Until the Closing,

(a)           Each Purchaser shall notify Seller and the other Purchaser promptly after such Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)           Seller shall notify each Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of any Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by any Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(c)           If any of the representations or warranties of either Purchaser or Seller is untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of either Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but such breach of representation, warranty, covenant or agreement (if curable) has been cured by the Closing (or, if the Closing does not occur, by the date this Agreement is terminated), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 6.4            Public Announcements.

(a)           Neither Seller, Ecopetrol and Talisman nor any of their respective Affiliates shall issue any public statement or press release concerning this Agreement or the transaction contemplated without providing the other Parties not less than twenty-four (24) hours to provide comments on such public statement or press release.  For the avoidance of doubt, no public statement or press release shall characterize the transactions contemplated hereby as an asset sale.  The Parties acknowledge that each of the Parties (or its parent company) intends to issue a press release concerning this Agreement immediately following the execution of this Agreement substantially in the form previously provided to and reviewed by each of the other Parties.  The Parties further acknowledge that a Party may be required to file a copy of this Agreement on public records in order to comply with applicable securities Laws.

(b)           Notwithstanding Section 6.4(a) or anything to the contrary contained in the Confidentiality Agreement, Purchasers (or their Affiliates) may, from time to time, disclose to their respective shareholders and investment advisors and bankers such confidential information pertaining to this Agreement and the transactions contemplated hereby (other than confidential information pertaining to:  (i) reserve numbers and description of consideration beyond what is customarily identified in press releases regarding transactions similar to the transactions contemplated by this Agreement; (ii) employee information; (iii) litigation, claims, investigations and regulatory proceedings other than regulatory proceedings pertaining to the transactions contemplated by this Agreement; (iv) environmental matters; and (v) detailed technical data) as is their customary practice with such groups in respect of similar share purchase transactions.  No disclosure shall describe this transaction as an asset sale.

Section 6.5            Operation of Business.  Except as to matters set forth on Schedule 6.5 or as otherwise approved by both Purchasers in writing, from the Execution Date until the Closing, Seller will cause each Company Group Member to (i) conduct its business in the ordinary course consistent with such Company Group Member’s recent practices, (ii) not commit to any new operation reasonably anticipated by Seller to require future capital expenditures by the Company Group Members in excess of US$2 million (US$2,000,000), (iii) not voluntarily terminate, materially amend, execute or extend any material agreements affecting the Upstream Assets, other than execution or extension of contracts for the sale or exchange of Hydrocarbons terminable on notice of ninety (90) Days or less, (iv)  maintain insurance coverage on the Upstream Assets presently furnished by non-affiliated third Persons in the amounts and of the types presently in force, (v) maintain all material permits, approvals, bonds, and guaranties affecting the Upstream Assets, and make all filings that Seller is required to make under applicable Law with respect to the Upstream Assets, (vi) not voluntary relinquish any area covered by any Association Contract, (vii)  not transfer, sell, hypothecate, encumber or otherwise dispose of any material Upstream Assets except for sales or exchanges of Hydrocarbons in the ordinary course of business and sales and dispositions of obsolete or excess equipment and excluding the Exclusions, [Redaction of indemnification matter]  Further, except as to matters set forth on Schedule 6.5 or as otherwise approved by both Purchasers in writing, from the Execution Date until the Closing, Seller shall use reasonable efforts to cause each Company Group Member as a shareholder of a Pipeline JV Company or undivided interest owner in the Unincorporated JV Assets to act with respect to the relevant Midstream Assets as though the covenants identified in the first sentence of this Section 6.5 applied to such Midstream Assets; provided, however, that Purchasers acknowledge that the Company Group Members are minority shareholders of the

Pipeline JV Companies and minority owners of the Unincorporated JV Assets, and the Pipeline JV Companies and other owners or operators of the Unincorporated JV Assets may take certain actions with respect to the Midstream Assets notwithstanding a Company Group Member’s vote not to take such actions.  Requests for approval of any action restricted by this Section 6.5 shall be delivered to each of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of the Purchaser it represents:

Ecopetrol Representatives:

[Redaction of personal information]	[Redaction of personal information]
Carrera 13 N° 36-24 Piso 6	Carrera 13 N° 36-24 Piso 8
Bogotá — Colombia	Bogotá - Colombia
Facsimile: +57 1 234 4767	Facsimile: +57 1 234 4767

Talisman Representatives:

[Redaction of personal information]	[Redaction of personal information]
Edificio Torre Siete 77, Piso 12	Edificio Torre Siete 77, Piso 12
Carrera 7 # 77-07	Carrera 7 # 77-07
Bogota, Colombia	Bogota, Colombia
Facsimile Number: 571 3179293	Facsimile Number: 571 3179293

Approval of a restricted action shall require the approval of both Purchasers.  A Purchaser’s approval of any action restricted by this Section 6.5 shall not be unreasonably withheld or delayed and shall be considered granted within ten (10) Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified and explained in Seller’s notice) of Seller’s notice to Purchasers requesting such consent unless either Purchaser notifies Seller to the contrary during that period.  In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchasers of such action promptly thereafter.

[Redaction of transportation rights]

Section 6.6            Conduct of the Company Group Members.  Except as to matters set forth on Schedule 6.6, or as otherwise approved by both Purchasers in writing, from the Execution Date until the Closing, Seller shall not permit any Company Group Member to do any of the following without the prior written consent of both Purchasers:

(a)           amend its articles of association or other organizational documents;

(b)           issue, redeem or otherwise acquire any of its shares or issue any option, warrant or right relating to its shares or any securities convertible into or exchangeable for any of its shares, or declare or pay any dividend or reduce its share capital, or make any other payment or distribution to Seller or other Affiliate except a distribution of cash, Exclusions or the proceeds of any preferential purchase right pursuant to Section 6.7;

(c)           incur or assume any indebtedness for borrowed money (a “Loan”) or guarantee any such indebtedness (excluding, for the avoidance of doubt, contractual or statutory joint and several liability obligations for joint operations, and accounts payable incurred in the ordinary course of business) other than loans or guarantees made to any of Seller’s Affiliates that will not survive the Closing and loans or guarantees for the benefit of other Company Group Members, or create, grant or permit any option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or equity on, over or affecting the whole or any part of its undertaking or assets, other than Permitted Encumbrances;

(d)           make an equity investment in any other Person (except investments in another Company Group Member or a Pipeline JV Company);

(e)           make any change in any method of accounting or accounting principles other than those required by IFRS;

(f)            acquire by merger or consolidation or purchase of equity interests any company, corporation, partnership, association or other business organization or division thereof;

(g)           enter into any settlement of any material issue with respect to any assessment or audit or other administrative or judicial proceeding with respect to Taxes for which either Purchaser is responsible under this Agreement;

(h)           make any Loan (excluding, for the avoidance of doubt, (i) accounts receivable in the ordinary course of business, (ii) advances or cash call payments to the operator as required under applicable operating agreements, (iii) advances as operator on behalf of co-owners for costs under applicable operating agreements, (iv) loans to other Company Group Members or any Pipeline JV Company, (v) loans to employees under existing programs, and (vi) other loans in the ordinary course of business) to any Person;

(i)            terminate or voluntarily relinquish any permit, license or other authorization from any Governmental Authority necessary for the conduct of the its business;

(j)            grant any material bonus to or materially increase the salary of any employee of any Company Group Member, except as required by existing employment agreements, plans or arrangements, or applicable Law;

(k)           establish, materially amend or terminate any Employee Plan, expect as required by applicable Law; or

(l)            agree to do any of the foregoing.

Requests for approval of any action restricted by this Section 6.6 shall be delivered to each of the following individuals, each of whom shall have full authority to jointly grant or deny such requests for approval on behalf of the Purchaser it represents:

Ecopetrol Representatives:

[Redaction of personal information]	[Redaction of personal information]
Carrera 13 N° 36-24 Piso 6	Carrera 13 N° 36-24 Piso 8
Bogotá — Colombia	Bogotá - Colombia
Facsimile: +57 1 234 4767	Facsimile: +57 1 234 4767

Talisman Representatives:

[Redaction of personal information]	[Redaction of personal information]
Edificio Torre Siete 77, Piso 12	Edificio Torre Siete 77, Piso 12
Carrera 7 # 77-07	Carrera 7 # 77-07
Bogota, Colombia	Bogota, Colombia
Facsimile Number: 571 3179293	Facsimile Number: 571 3179293

Approval of a restricted action shall require the approval of both Purchasers.  A Purchaser’s approval of any action restricted by this Section 6.6 shall not be unreasonably withheld or delayed and shall be considered granted within ten (10) Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified and explained in Seller’s notice) of Seller’s notice to Purchasers requesting such consent unless either Purchaser notifies Seller to the contrary during that period.  In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify both Purchasers of such action promptly thereafter.

Section 6.7            Consents to Assignment and Preferential Rights to Purchase.

(a)           Promptly after the date hereof, Seller shall prepare and send (i) notices to the holders of any required consents to assignment that are applicable to the transactions contemplated by this Agreement and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights in compliance with the terms of such rights and requesting waivers of such rights.  Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including, without limitation, the successful Closing of this Agreement pursuant to Article 9.  Seller shall use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers.  Purchasers shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.

(b)           For consent requirements that have not been satisfied prior to Closing, each Purchaser, the Company Group Members and Seller shall continue to use commercially reasonable efforts after Closing to obtain such consent.

(c)           If any preferential right to purchase that applies to the transactions contemplated by this Agreement is properly exercised prior to Closing, Seller shall cause the applicable Company Group Member to convey the affected assets to the holder of the preferential right in accordance with the terms of the applicable preferential right provision, the Purchase Price shall be decreased by the Allocated Value, if any, for such assets, and the affected assets shall be deemed not to be assets of such Company Group Member for all purposes of this Agreement.  The Purchase Price shall be increased by an amount equal to the consideration paid by the holder of the preferential right, net of any Tax arising in respect of the disposal.

Section 6.8            Financial and Operating Records.  Both prior to and for a period of two years after the Closing, Seller shall provide Purchasers with reasonable access (upon reasonable notice and during normal business hours) to (i) information reasonably requested by either Purchaser from Seller’s operating and financial records relating to the Company Group for the fiscal years ended December 31, 2008 and December 31, 2009 and (ii) information reasonably requested by either Purchaser from Seller’s operating and financial records relating to the Company Group for any fiscal quarter for the current fiscal year completed prior to the Closing and for the corresponding quarter in the preceding fiscal year.  Seller shall cause Seller’s personnel to reasonably cooperate with Purchasers in providing such access and to reasonably assist Purchasers in locating such information.  The cost incurred by Seller and its Affiliates in providing the operating and financial records (including fees of accountants, consultants and outside counsel) to Purchasers and assisting Purchasers as provided in this Article shall be borne by Purchasers.  Each Purchaser releases Seller from and shall: (i) be liable to; and (ii) fully protect, defend, indemnify and hold Seller harmless from and against any and all claims, liabilities, losses or damages (including costs of investigation and attorneys’ and experts’ fees and expenses) relating to, arising out of, or connected with, directly or indirectly, the furnishing of any such records to Purchasers, or a Purchaser’s or its Affiliates’ use of the information contained in such records, the inclusion of such operational and financial records in any debt or equity offering documents or related materials, regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault of Seller, or any pre-existing defect.

Section 6.9            Indemnity Regarding Access.  Purchasers agree to indemnify, defend and hold harmless Seller, the Company Group Members, Seller’s other Affiliates, the other owners of interests in the Upstream Assets, the Pipeline JV Companies, and all such Persons’ directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, illness or death, or property damage, arising out of or relating to access to the Upstream Assets or Midstream Assets and to the Records and other related information prior to the Closing by Purchasers, their respective Affiliates, or their respective directors, officers, employees, agents or representatives, if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability, breach of duty (statutory or otherwise), or other legal fault of any indemnified Person.

Section 6.10         Assumption of Obligations.  By the consummation of the transactions contemplated by this Agreement at Closing, and without limiting the indemnification obligations of any Party under Article 11 and Article 12, each Purchaser assumes and agrees to pay, perform and discharge those obligations of Seller or any of its Affiliates specifically set forth and described on Schedule 6.10.

Section 6.11         Employee Matters.

[Redaction of employee matters]

Section 6.12         Change of Name.  Within five (5) Business Days following the Closing Date, each Purchaser shall make the necessary filings required in the Company’s and each Subsidiary’s jurisdiction of organization to eliminate the name “BP” and any variants thereof from the name of the Company and each Subsidiary.  As promptly as practicable, but in any case within sixty (60) Days after the Closing Date, each Purchaser shall eliminate the name “BP” and any variants thereof from the assets of the Company Group Members, and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 6.13         Replacement of Bonds, Letters of Credit and Guarantees.  Schedule 6.13 contains a list of bonds, letters of credit and guarantees posted by Seller or any Affiliate of Seller (other than Company Group Members) with Governmental Bodies or co-owners for the benefit of any Company Group Member.  None of such bonds, letters of credit and guarantees, or any others, posted by Seller or any Affiliate of Seller (other than Company Group Members) with Governmental Bodies or co-owners for the benefit of any Company Group Member will be transferred to Purchasers.  Promptly following Closing, Purchasers shall obtain, or cause to be obtained in the name of the relevant Company Group Members, replacements for such bonds, letters of credit and guarantees, and any other bonds, letters of credit or guarantees required to consummate the transactions contemplated by this Agreement, and shall cause the cancellation or return of the bonds, letters of credit and guarantees posted by Seller and its Affiliates.

Section 6.14         Further Assurances.  At and after Closing, Seller and Purchasers agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Parties for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 6.15         Power of Attorney and Declarations of Trust.

(a)           In order to secure Purchasers interests under this Agreement, Seller hereby irrevocably appoints, and will cause Kenilworth to appoint, each Purchaser to be its attorney from and after Closing pending Purchasers’ registration as legal holders of the Shares (at which time the power granted hereunder will expire and be of no further effect) with power on Seller’s and Kenilworth’s behalf to execute and deliver all deeds and documents and to do all acts and things and exercise all rights which such Purchasers would be entitled to execute, deliver and do and exercise if such Purchasers were registered as the holders of the Shares with power to sub-delegate this power and power to appoint a substitute attorney in addition to such Purchaser.  Further, Seller on its own behalf and on behalf of Kenilworth hereby irrevocably declares and acknowledges that for the period starting from Closing and ending when both Purchasers are registered as members of the Company, Seller shall hold the applicable Shares purchased by each Purchaser on bare trust for the benefit of Purchasers, who shall be the sole beneficial owners thereof.

(b)           Seller agrees that from Closing for so long as any of the Shares remain registered in its name or in the name of Kenilworth, it will and will cause Kenilworth:

(i)            not to exercise any of its rights as a member of the Company or appoint any other person to exercise such rights;

(ii)           to hold on trust for and pay or deliver to the applicable Purchaser any distributions or notices, documents or other communications which may be received after the date of this Agreement by Seller or Kenilworth in its capacity as a member of the Company from the Company or any third party; and

(iii)          on request by either Purchaser to ratify the validity of all documents executed and filings made by such Purchaser as its or Kenilworth’s attorney for the purposes in this Section 6.15.

Section 6.16         Share Transfer from Kenilworth.  At Closing, Seller shall cause Kenilworth to transfer all shares owned by it with respect to the share capital of the Company and any Subsidiaries to one of the Purchasers.

Section 6.17         Covenant Regarding Exclusions.  At or prior to the Closing, Seller is authorized to cause, and shall cause:  (a) the Company Group Members to transfer, assign or otherwise convey the Exclusions to an entity wholly-owned by the Company (the “Seller Newco”); and (b) the Company to assign all of the equity interests of Seller Newco to Seller or an Affiliate of Seller (other than, for the avoidance of doubt, any Affiliate of Seller that is a Company Group Member).  All costs and expenses associated directly or indirectly with the assignment, transfer and conveyance of the Exclusions to Seller Newco (including, in the case of the Excluded Employees, any bonus, inducement, severance or other payments associated with terminating their employment with Company Group Members and/or their re-employment with Seller Newco) will be the sole responsibility of and borne and paid exclusively by Seller or Seller Newco and, if initially incurred by any Company Group Members, Seller will promptly pay an amount equal to the amount of such costs and expenses to the Purchasers.

Section 6.18         Transition Services Agreement.  Seller and Purchasers shall use all reasonable efforts to negotiate in good faith and agree upon the form of Transition Services Agreement within thirty (30) Days after the Execution Date, which Transition Services Agreement shall provide for certain mutually agreeable post-Closing services to be provided by Seller to Purchasers and Purchasers to Seller in respect of the Upstream Assets, Subsidiaries, Pipeline JV Company Shares and Unincorporated JV Assets and the Exclusions.  Each Party providing another Party services pursuant to the Transition Services Agreement shall be entitled to a reasonable fee for such services.  The Transition Services Agreement shall remain effective for a period of not more than nine (9) months after the Closing.  Once agreed, the Transition Services Agreement will be executed by the Parties at Closing.

Section 6.19         RESERVED

Section 6.20

[Redaction of return of equity to shareholders of Olcoducto Central S.A.]

Section 6.21         Shared Software.  On or before the expiration or termination of the period during which services are being provided among the Parties pursuant to the Transition Services Agreement, Seller and Purchasers agree:

(a)           with respect to licenses governing software used by the Company pursuant to a license from a third party to which a member of the Company Group is not a party (the “Shared Third Party Software”) located on Company premises, to the extent permitted by the relevant license terms, and subject to the consent of the relevant third party licensor, Seller or an Affiliate of Seller shall use reasonable commercial efforts to assign to Purchasers or a member of the Company Group specified by Purchasers the Company-specific portion or portions of such licenses that can be identified (eg., by licensed site or location, number of licensed seats, number of licensed concurrent users, or otherwise ) as used solely and exclusively by or for Company Group; and

(b)           with respect to software used by the Company that is owned by Seller or an Affiliate of Seller other than any member of the Company Group (the “Shared BP Software”), Seller or a Seller Affiliate shall grant to Purchasers or a member of the Company Group specified by Purchasers a non-exclusive, paid up right and license to access and use such Shared BP Software (including source code) solely in connection with the business and operation of Company , provided however, that no license shall be granted under this Section 6.21(b) to selected items of Shared BP Software for which Seller or a Seller Affiliate determines in its sole discretion and in good faith that such software provides significant competitive advantage to retained businesses or operations of Seller or any Seller Affiliate; and

(c)           with respect to any software owned by a member of the Company Group that is also used by or on behalf of Seller or an Affiliate of Seller that is not a member of the Company Group (the “Shared Company Software”), Purchasers shall cause the relevant Company Group Members to grant to Seller or Seller’s designee a non-exclusive, paid up right and license to access and use such Shared Company Software (including source code) solely in connection with the business and operation of Seller or any Seller Affiliate.

ARTICLE 7
LOSS, CASUALTY AND CONDEMNATION

Section 7.1            Notice of Loss.  Seller shall promptly notify Purchasers of all instances of Casualty Loss that occur and of which Seller has Knowledge between the date of this Agreement and Closing.

Section 7.2            Casualty Loss.  If, prior to Closing, any Upstream Assets or Midstream Assets are impacted by a Casualty Loss, Seller and Purchasers shall meet to attempt to agree on an adjustment to the Purchase Price reflecting the reduction in value of such assets because of such Casualty Loss. For this purpose “reduction in value” is based on the principle that Seller should generally bear the costs of repairing such assets to the state existing immediately prior to the Casualty Loss, but if such repair results in equipment or facilities that are newer than or upgraded from that which existed immediately prior to the Casualty Loss, Purchasers should bear a portion of such costs as is equitable given the benefit to Purchasers of such newer or upgraded equipment or facilities. No adjustment associated with a Casualty Loss will exceed the reasonable value claimed by the Purchasers in the applicable claim to Seller of such Casualty Loss.

Section 7.3            Disputes.  If the Parties are unable to agree on resolution of a Casualty Loss, the Parties shall Close with the Purchase Price being decreased by Seller’s good faith estimate of the reduction in value associated with such Casualty Loss; provided, however, that within thirty (30) Days after the Closing Date, any Party may initiate binding arbitration in accordance with Section 13.6(b) (excluding the application of Section 13.6(a)) to resolve the dispute. Any claim with respect to a Casualty Loss not referred to arbitration within thirty (30) Days following Closing (or, with respect to any Casualty Loss for which Seller provides notice that it will continue attempting to cure after Closing, within thirty (30) Days after the one hundred eighty (180) Day period cure period following Closing has expired) shall be deemed waived by the Parties for all purposes.

Section 7.4            Insurance Proceeds.  Seller shall retain any and all insurance proceeds, rights to claims made against third parties with respect to any Casualty Losses and the proceeds from such claims, and other payments associated with or attributable to any Casualty Losses.

ARTICLE 8
CONDITIONS TO CLOSING

Section 8.1            Conditions of Seller to Closing.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a)           Representations.  The representations and warranties of each Purchaser set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)           Performance.  Each Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)           Pending Litigation.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding, (excluding any such matter initiated by Seller or its Affiliates) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator;

(d)           Authorizations, Consents and Waivers.  The authorizations from Governmental Bodies as described on Schedule 4.26 for the transactions contemplated by this Agreement shall have been either (i) received without condition, or (ii) received with such conditions (if and to the extent that the conditions impose obligations on Seller or its Affiliates) as shall be acceptable to Seller in its sole discretion.  All consents or approvals or waivers of preferential rights to purchase, options or other preferential rights required from any third parties (other than Governmental Bodies) as described on Schedule 4.26 (collectively, “Required 3P Approvals”) the absence of which would reasonably be expected to result in the loss of use of or title to any material Upstream Asset or Midstream Asset shall have been received; provided that (1) preferential rights of purchase may have been exercised by the applicable third parties, and (2) if all other conditions to close in favour of Seller or Purchasers as described in this Section 8.1 and Section 8.2 have been satisfied but the time for election by third parties of their Required 3P Approval rights has not expired, and such rights have not been waived by the third parties, Purchasers shall be entitled, by notice to Seller, to cause Closing to be completed immediately as if this condition as it relates to Required 3P Approvals had been satisfied, in which event Purchasers shall and do hereby agree to be liable for and indemnify, defend and hold harmless Seller against and from all Damages incurred or suffered by Seller caused by or arising out of, or resulting from, the failure to obtain any and all of such outstanding Required 3P Approvals by Seller or any of the Company Group Members or Pipeline JV Companies;

(e)           HSR and Ley de Competencia (Ley 1340 de 2009).  Any waiting period applicable to the consummation of the transaction contemplated hereby under the HSR Act, and under Ley de Competencia (Ley 1340 de 2009), shall have lapsed or terminated (by early termination or otherwise), or, in either case, the approval of the applicable Governmental Body shall have been obtained;

(f)            Deliveries.  Purchasers shall have delivered to Seller the documents and certificates to be delivered by Purchasers under Section 9.3; and

(g)           Payment.  Purchasers shall have paid the Closing Amount less the Deposit.

Section 8.2            Conditions of Purchasers to Closing.  The obligations of Purchasers to consummate the transactions contemplated by this Agreement are subject, at the option of either Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)           Representations.  The representations and warranties of Seller set forth in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such breaches, if any, as would not, individually or in the aggregate, have a Material Adverse Effect;

(b)           Performance.  Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date except, in the case of breaches of Section 6.5 and Section 6.6, for such breaches, if any, as would not, individually or in the aggregate, have a Material Adverse Effect;

(c)           Pending Litigation.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding (excluding any such matter initiated by a Purchaser or its Affiliates) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator;

(d)           Authorizations, Consents and Waivers. The authorizations from Governmental Bodies as described on Schedule 4.26 for the transactions contemplated by this Agreement shall have been either (i) received without condition, or (ii) received with such conditions (if and to the extent that the conditions impose obligations on Purchasers or their Affiliates) as shall be acceptable to Purchasers in their sole discretion.  All Required 3P Approvals the absence of which would reasonably be expected to result in the loss of use of or title to any material Upstream Asset or Midstream Asset shall have been received; provided that preferential rights of purchase may have been exercised by the applicable third parties; and

(e)           HSR and Ley de Competencia (Ley 1340 de 2009).  Any waiting period applicable to the consummation of the transaction contemplated hereby under the HSR Act, and under Ley de Competencia (Ley 1340 de 2009), shall have lapsed or terminated (by early termination or otherwise), or, in either case, the approval of the applicable Governmental Body shall have been obtained.

(f)            Deliveries.  Seller shall have delivered to each Purchaser duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Seller under Section 9.2.

ARTICLE 9
CLOSING

Section 9.1            Time and Place of Closing.

(a)           Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchasers and Seller, take place at the offices of Seller in London, England, as soon as practicable after all conditions in Article 8 have been satisfied or waived, but in any event no later than ten (10) Business Days after all such conditions have been satisfied or waived.

(b)           The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2            Obligations of Seller at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchasers of their respective obligations pursuant to Section 9.3, Seller shall deliver or cause to be delivered to Purchasers the following:

(a)           a duly executed stock transfer in substantially the form of Exhibit F attached hereto in respect of 276,098,072 ordinary Shares and 24,888,000 ordinary non-voting Shares in favour of Ecopetrol and a duly executed stock transfer in substantially the form of Exhibit F attached hereto in respect of 265,270,696 ordinary Shares and 23,912,000 ordinary non-voting Shares in favour of Talisman and share certificates representing the Shares in the name of Seller (or a certificate signed by Seller swearing that such share certificate has been lost, destroyed or never existed and an indemnity in favour of Purchasers in respect thereof in form reasonably satisfactory to Purchasers);

(b)           stock transfers in substantially the form of Exhibit F attached hereto duly executed by Kenilworth to transfer all shares owned by it with respect to the share capital of the Company and any Subsidiaries to Ecopetrol (or a certificate signed by Kenilworth swearing that such share certificate has been lost, destroyed or never existed and an indemnity in favour of Ecopetrol in form reasonably satisfactory to Ecopetrol);

(c)           a receipt issued to each Purchaser acknowledging receipt of that portion of the Purchase Price paid by each such Purchaser;

(d)           such waivers of consents as each Purchaser may reasonably require to enable such Purchaser or its nominees to be registered as the holder of the Shares;

(e)           resignations of the auditors of each Company Group Member;

(f)            the statutory books (which shall be written up to but not including Closing), the certificate of incorporation (and any certificate of incorporation on change of name) and common seal (if any) of each Company Group Member;

(g)           resignations of and releases by the directors and officers of each Company Group Member, duly executed by such directors and officers, effective as of Closing;

(h)           terminations of powers of attorney granted by each Company Group Member to persons who will not remain employees of the Company Group Members following the Closing;

(i)            a certificate duly executed by an authorized officer of Seller dated as of Closing, certifying on behalf of Seller that the conditions set forth in Sections 8.2(a) and 8.2(b) have been fulfilled.

(j)            a certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the certificate of incorporation and articles of association or other organizational documents of Seller, each as in effect as of the Closing, (B) the resolutions of the board of directors of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the shareholder of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing; and

(k)           copies of all notices issued by Seller to holders of the preferential rights or consent rights, together with evidence of delivery in accordance with the applicable underlying agreements and, to the extent received by Seller, copies of all waivers of such preferential rights and all consents.

The Sellers shall also procure a board meeting of the Company to be held at Closing at which:

(A)                              it shall be resolved that the transfers relating to the Shares shall be approved for registration and (subject only to the transfers being duly stamped) the Purchasers registered as the holder of the Shares concerned in the register of members;

(B)                                each of the persons nominated by the Purchasers shall be appointed directors and/or secretary, such appointments to take effect on the Closing Date;

(C)                                the auditors nominated by the Purchasers shall be appointed auditors, such appointment to take effect on the Closing Date;

(D)                               the resignations of the directors and secretary, and the auditors, shall be tendered and accepted so as to take effect at the close of the meeting;

(E)                                 all existing instructions to banks shall be revoked and new instructions shall be given to such banks in such form as the Purchasers may direct; and

(F)                                 the location of the registered office shall be changed to such address as the Purchasers may nominate and (subject to the provisions of the Companies Act applicable to the Company) the accounting reference date shall be changed in accordance with any instructions given by the Purchasers.

A meeting of each Subsidiary shall also be held at Closing at which items (B) to (F) inclusive above shall be minuted.

Section 9.3            Obligations of Purchasers at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 9.2, Purchasers shall deliver or cause to be delivered to Seller the following:

(a)           wire transfers of the amount of the Closing Amount, less the amount of the Deposit, in same-day funds;

(b)           a certificate by an authorized corporate officer of each Purchaser, dated as of Closing, certifying on behalf of such Purchaser that the conditions set forth in Sections 8.1(a) and 8.1(b) have been fulfilled; and

(c)           a certificate duly executed by the secretary or any assistant secretary of each Purchaser, dated as of the Closing, (i) attaching, and certifying on behalf of such Purchaser as complete and correct, copies of (A) the certificate of incorporation and articles of association or other organizational documents of such Purchaser, each as in effect as of the Closing, (B) the resolutions of the board of directors of each Purchaser authorizing the execution, delivery and performance by such Purchaser of this Agreement and the transactions contemplated hereby and (C) any required approval by the shareholders of a Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of such Purchaser the incumbency of each officer of such Purchaser executing this Agreement or any document delivered in connection with the Closing; and

(d)

[Redaction of indemnification matter]

Section 9.4            Post-Closing Deliveries.  As soon as reasonably practicable, but in any event within sixty (60) Days of Closing, Seller shall deliver to Purchasers the originals (to the extent that Seller has possession of same) of the physical or electronic copies of the Records, unless and to the extent that the Purchasers advise Seller that such Records may be delivered to Purchasers at a later date.  Seller may retain copies of any physical or electronic copies of such Records (other than seismic data and other similar technical records), provided that Seller shall maintain the confidentiality of such copies of such Records, except as disclosure may be required:  (a) by a Governmental Body or Tax Authority or other entity when required by Law or to the extent required under any applicable Laws, or pursuant to any legal proceedings or because of any order of any court binding upon Seller or any of its Affiliates; or (b) pursuant to any rules or requirements of any government or stock exchange having jurisdiction over Seller or any of its Affiliates.  Purchasers agree to provide Seller and its Affiliates with reasonable access after Closing to the Upstream Assets and the Midstream Assets (to the extent Purchasers may do so without violating applicable Laws or violating obligations to any third party and to the extent that either Purchaser has the authority to grant such access without breaching any restriction binding on such Purchaser), the Records and the personnel having knowledge thereof for purposes of addressing indemnity claims, [Redaction of indemnification matter] Taxes, accounting and other matters arising out of Seller’s prior direct and indirect ownership of the Company Group Members.

[Redaction of indemnification matter]

Section 9.5            Closing Amount and Post-Closing Purchase Price Adjustments.

(a)           Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchasers, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 3.3.  The estimate delivered in accordance with this Section 9.5(a) (the “Closing Amount”), minus the Deposit, shall constitute the dollar amount to be paid by Purchasers to Seller at the Closing.

(b)           On or before the 120th Day following the Closing Date, Seller shall prepare and deliver to Purchasers a statement setting forth the final calculation, subject as provided in Section 9.5(d), of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual contributions, distributions, and other items before and after the Effective Time.  As soon as reasonably practicable but not later than the 60th Day following receipt of Seller’s statement hereunder, Purchasers shall deliver to Seller a written report containing any changes that Purchasers proposes be made to such statement.  The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than 90 Days after delivery of Seller’s statement.  In the event that the Parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to Deloitte & Touche for review and final determination.  Should Deloitte & Touche fail or refuse to serve under this Section within twenty (20) Days after written request from any Party to serve, and the Parties fail to agree in writing on a replacement within ten (10) Days after the end of such twenty (20) Day period, or should no replacement agree to serve within forty-five (45) Days after the original written request pursuant to this sentence, an internationally-recognized independent accounting firm shall be appointed by the International Centre for Expertise of the International Chamber of Commerce.  The accounting firm once appointed, shall have no ex parte communications with any of the Parties concerning the determination required hereunder.  All communications between any Party, or its Affiliates, and the accounting firm shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting to which the representatives of both Parties have been invited and of which such Parties have been provided at least five (5) Days notice.  Within ten (10) Days of appointment of the accounting firm, Purchasers shall present the accounting firm with its statement of proposed changes and Seller shall present the accounting firm with its response, in each case together with all other supporting information that it desires, with a copy to the other Party.  The accounting firm’s determination shall be made within 30 Days after the deadline for each Party’s submissions and shall be final and binding on both Parties, without right of appeal.  In determining the proper amount of any adjustment to the Purchase Price, the accounting firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchasers, as applicable.  The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party, shall not act as an arbitrator, and may not award damages or penalties to either Party with respect to any matter.  Seller and Purchasers shall bear its own consulting fees and other costs of presenting its case.  Seller shall bear one-half and Purchasers shall bear one-half of the costs and expenses of the accounting firm.  Within 10 Days after the earlier of (i) the expiration of Purchasers’ 60-Day review period without delivery of any written report or (ii) the date on which the Parties or the accounting firm, as applicable, finally determines the disputed matters, (x) Purchasers shall pay to Seller the amount by which the Adjusted Purchase Price exceeds the Closing Amount or (y) Seller shall pay to Purchasers the amount by which the Closing Amount exceeds the Adjusted Purchase Price, as applicable.  Any amounts paid pursuant to this Section 9.5 shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.  For the avoidance of doubt, the accounting firm may only decide accounting matters relating to the calculation of the Adjusted Purchase Price, and has no authority to decide matters relating to the validity, enforceability, breach or termination of this Agreement or any provisions hereof.

(c)           Purchasers shall assist Seller in preparation of the final statement of the Adjusted Purchase Price under Section 9.5(b) by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Seller to facilitate such process post-Closing.

(d)           If settlement shall have already taken place pursuant to Section 9.5(b), Purchase Price adjustments to which the Parties are entitled under Sections 3.3(g), 3.3(i) and 3.3(j) which becoming owing thereafter shall be accomplished by cash payment from the Party or Parties owing the adjustment to the Party or Parties entitled to the adjustment within ten (10) days after such amounts becomes owing under the terms of Section 3.3.

[Redaction of banking information]

ARTICLE 10
TERMINATION AND AMENDMENT

Section 10.1         Termination.  This Agreement may be terminated at any time prior to Closing:  (i) by the mutual prior written consent of Seller and Purchasers; or (ii) by notice of either Purchasers or Seller, if Closing has not occurred on or before the Day that is two hundred and ten (210) Days after the Execution Date; or (iii) by notice of either Purchaser or Seller if aggregate reductions in value of the Upstream Assets and Midstream Assets resulting from Casualty Losses between the Execution Date and the Closing Date exceed twenty percent (20%) of the Purchase Price, provided, however, that no Party shall be entitled to terminate this Agreement under this Section 10.1 if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants and agreements hereunder.

Section 10.2         Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 3.2, 4.7, 5.5, 6.1 (last sentence only) 6.4, 6.9, and 10.2, and Article 1 and Article 13, and of the Confidentiality Agreement which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Shares and to sell, transfer, encumber or otherwise dispose of the Shares and the assets of the Company Group to any party without any restriction under this Agreement.  Upon termination of this Agreement, the Deposit shall be handled in the manner set forth in Section 3.2.

ARTICLE 11
INDEMNIFICATION; LIMITATIONS

Section 11.1         Indemnification.

(a)           From and after Closing, Purchasers shall be liable for and indemnify, defend and hold harmless Seller from and against all Damages incurred or suffered by Seller:

(i)            caused by or arising out of or resulting from the activities, operations or assets of the Company Group Members whether before, at or after the Effective Time with respect to the interests acquired by Purchasers pursuant to this Agreement,

(ii)           caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 6, or

(iii)          caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 5 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(b), even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, but excepting in each case Damages against which Seller would be required to indemnify Purchasers under Section 11.1(b) at the time the claim notice is presented by Seller.

(b)           From and after Closing, Seller shall be liable for and indemnify, defend and hold harmless Purchasers against and from all Damages incurred or suffered by Purchasers with respect to the interests acquired by Purchasers pursuant to this Agreement:

(i)            caused by or arising out of or resulting from Third Person Claims (other than Third Person Claims made by a Purchaser or an Affiliate of a Purchaser) regarding the activities, operations or assets of the Company Group Members prior to the Effective Time, including any Third Person Claims relating to claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; breach of contract (other than claims for payments owing under such contracts in the ordinary course of business), rights of action given under any statute or regulation; or violation of any Law, and any claims for indemnification, contribution or reimbursement from any third Person with respect to any of the foregoing, whether such claims are made pursuant to contract or otherwise, excluding, subject to (iv) below, Third Person Claims relating to:  (A) matters shown in the Financial Statements and matters listed on Schedules 4.8, 4.9, 4.18, 4.19, 4.20, 4.21, 4.22, 4.23, 4.24 and 4.25; (B) operating expenses (including operating and maintenance costs, costs of goods and services, costs of insurance and royalty payments) and capital expenditures (including costs of drilling and completing wells, costs of acquiring and constructing facilities and equipment, costs of capitalized leases and costs of capital repairs and upgrades) incurred in the ownership and operation of the Upstream Assets and the Unincorporated JV Assets in the ordinary course of business; (C) general and administrative costs and overhead incurred with respect to the Upstream Assets, Unincorporated JV Assets and the Pipeline JV Companies in the ordinary course of business; and (D) shareholder obligations incurred with respect to ownership of the Pipeline JV Company Shares in the ordinary course of business,

(ii)           caused by or arising out of or resulting from Seller’s breach of any of Seller’s covenants or agreements contained in Article 6 and Section 9.4,

(iii)          caused by or arising out of our resulting from any breach of any representation or warranty made by Seller contained in Article 4 of this Agreement, or in the certificate delivered by Seller at Closing pursuant to Section 9.2(i);

(iv)          caused by or arising out of or resulting from the activities, operations or assets of (A) the Company Group Members on or prior to the Closing or (B) Seller or its Affiliates after the Closing, in each case in relation to the Exclusions;

(v)

[Redaction of employee matters]

(vi)

[Redaction of litigation matters]

(vii)         caused by or arising out of or resulting from any reduction in value of the Shares attributable to differences between (A) the actual terms of Major Undisclosed Contracts that individually were more unfavorable to the Company Group than the prevailing market standard in oil and gas industry in Colombia at the time the applicable Major Undisclosed Contracts were entered into and (B) the terms that such contracts would have had, if they had matched the prevailing market standard in the oil and gas industry in Colombia at such time, if, and only if, such reductions in value in aggregate have a Material Adverse Effect on the value of the Shares (taken as a whole), even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person.

(c)           Notwithstanding anything to the contrary contained in this Agreement, this Section 11.1 contains the Parties’ exclusive remedies against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles 4 and 5 and Sections 6.1, 6.2, 6.3, 6.5, 6.6, 6.7 and 9.4 and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Section 9.2(i) or Section 9.3(b), as applicable.  Except for the remedies contained in this Section 11.1, and any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Articles 4 and 5 and Sections 6.1, 6.2, 6.3, 6.5, 6.6, 6.7 and

9.4, Seller and Purchaser each release, remise and forever discharge the other and its or their Affiliates and all such Parties’ officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement, Seller’s ownership of the Shares, the activities, operations or assets of the Company Group Members, whether before or after the Effective Time or the Closing Date, or the use, condition, quality, status or nature of the any Upstream Assets or Midstream Assets, including, without limitation, rights to contribution under any other Environmental Law, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and rights of contribution, rights under agreements between any Company Group Member and Seller or any Affiliates of Seller, and rights under insurance maintained by Seller or any Affiliate of Seller, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any released Person.

(d)           This Article 11 shall not apply to Tax matters (other than Section 4.9 to Section 4.17, inclusive), which are covered by Article 12 and Section 13.3.

(e)           “Damages”, for purposes of this Article 11, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Indemnified Person shall be entitled to indemnification under this Section 11.1 for, and “Damages” shall not include, (i) loss of profits, whether direct or consequential, or other consequential damages suffered by the Indemnified Party claiming indemnification, or any punitive damages (other than loss of profits, consequential damages or punitive damages suffered by Persons other than Indemnified Persons for which an Indemnified Person has been held liable), (ii) any Taxes that may be assessed on payments made under this Article 11, and (iii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or to the extent increased by the actions or omissions of any Indemnified Person after the Closing Date and “Damages” shall not be reduced by any Tax Benefits to which the Indemnified Person may be entitled.

(f)            The indemnity of each Party provided in this Section 11.1 shall be for the benefit of and extend to such Party’s present and former Affiliates, and its and their directors, officers, employees, and agents.  Any claim for indemnity under this Section 11.1 by any such Affiliate, director, officer, employee, or agent must be brought and administered by a Party to this Agreement.  No Indemnified Person other than Seller and Purchasers shall have any rights against either Seller or Purchasers under the terms of this Section 11.1 except as may be exercised on its behalf by Purchasers or Seller, as applicable, pursuant to this Section 11.1(f).  Seller and Purchasers may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Parties affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Party for any action or inaction under this Section.

(g)           Purchasers shall not conduct (or have conducted on their behalf) any material remediation operations with respect to any claimed Damages relating to a breach of Seller’s representation or warranty pursuant to Section 4.18 or any Third Person Claim relating to the subject matter of such representation or warranty without first giving Seller notice of the remediation with reasonable detail at least 45 Days prior thereto (or such shorter period of time as shall be required by Law or any Governmental Body).  Seller shall have the option (in its sole discretion) to conduct (or have conducted on its behalf) such remediation operations, if it is not prohibited by Law.  In the event that it is not possible under applicable Law, Seller may at its option provide support for such remediation operations if Seller so desires.  If for any reason Seller rejects any Purchasers’ claim under Article 11, Seller shall not have any right to conduct material remediation operations or to participate or support such material remediation operations, notwithstanding the right of Purchasers under Section 13.6.  If Seller shall not have notified Purchasers within such 45-Day period of its agreement to conduct such remediation operations, then Purchasers may conduct (or have conducted on its behalf) such operations.  Any remediation activities undertaken with respect to the Upstream Assets or Midstream Assets, whether conducted by Purchasers or Seller, shall be reasonable in extent and cost effective and shall not be designed or implemented in such a manner as to exceed what is required to cause a condition to be brought into compliance with Environmental Laws.  All remediation activities conducted by Seller under this Agreement shall be conducted to the extent reasonably possible so as not to interfere substantially with the Company’s operation of the Upstream Assets or Midstream Assets.

(h)           The Parties shall treat any amounts paid under this Article 11 as an adjustment to the Purchase Price to the extent permissible by Law.

Section 11.2         Indemnification Actions.  All claims for indemnification under Sections 6.9 and 11.1, shall be asserted and resolved as follows:

(a)           For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person or Persons having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Person or Persons pursuant to this Article 11.

(b)           To make claim for indemnification under Section 11.1, an Indemnified Person shall notify the Indemnifying Person of its claim under this Section 11.2, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Third Person Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Person Claim and shall enclose a copy of all papers (if any)

served with respect to the Third Person Claim; provided that the failure of any Indemnified Person to give notice of a Third Person Claim as provided in this Section 11.2 shall not relieve the Indemnifying Person of its obligations under Section 11.1 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Third Person Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Third Person Claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)           In the case of a claim for indemnification based upon a Third Person Claim, the Indemnifying Person shall have 30 Days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Third Person Claim under this Article 11.  If the Indemnifying Person does not notify the Indemnified Person within such 30-Day period whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder.  The Indemnified Person is authorized, prior to and during such 30-Day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d)           If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Person Claim, if it is not prohibited by Law.  The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof, if it is not prohibited by Law, and upon request of an Indemnifying Person, an Indemnified Person shall provide such Indemnifying Person a power of attorney or any other authorization reasonably requested to take all actions on behalf of such Indemnified Person reasonably necessary to allow such Indemnifying Person to fully perform such defense and proceedings.  If requested by the Indemnifying Person, or if it is necessary under applicable Law to give real effect to this provision, the Indemnified Person agrees to cooperate in contesting any Third Person Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person).  The Indemnified Person may at its own expense participate in, but not control, any defense or settlement of any Third Person Claim controlled by the Indemnifying Person pursuant to this Section 11.2(d), if it is not prohibited by Law.  An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Third Person Claim or consent to the entry of any judgment with respect thereto which (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Person Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability with respect to the Third Person Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e)           If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Third Person Claim, then the Indemnified Person shall have the right to defend against the Third Person Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation and assume the defense of the Third Person Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Person has not yet admitted its obligation to provide indemnification with respect to a Third Person Claim, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for 10 Days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Third Person Claim and (ii) if its obligation is so admitted, assume the defense of the Third Person Claim and reject the proposed settlement.  If the Indemnified Person settles any Third Person Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation in writing and assumed the defense of a Third Person Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f)            In the case of a claim for indemnification not based upon a Third Person Claim, the Indemnifying Person shall have 30 Days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such Damages.  If the Indemnifying Person does not notify the Indemnified Person within such 30 Day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide such indemnification hereunder.

(g)

[Redaction of indemnification matters]

(h)           Purchasers have agreed that, at Closing, the Company and other relevant Company Group Members shall grant a Power of Attorney as described in Section 9.3(d).  [Redaction of indemnification matters]  Any costs associated with the exercise of the rights of the Power of Attorney shall be borne by Seller.  The Parties intend that the assignment leave the Seller or its designee no worse off in terms of ability to pursue such claims than they would have been had they been in the position of the relevant Company Group Member originally holding such claims.  Notwithstanding the preceding, should an assignment take place prior to the Closing pursuant to the terms of Section 6.5, then no

Power of Attorney or assignment shall be granted pursuant to the terms of this Section 11.2(h) with respect to the claims subject to the pre-Closing assignment.

(i)            .

[Redaction of indemnification matters]

(j)            Purchasers shall make information relating to the Company Group Members and their operations available to Seller in connection with indemnification claims under this Article 11 as described in Section 9.4.

Section 11.3         Limitation on Actions.

(a)           The representations and warranties of the Parties in Article 4 and Article 5 (other than the Fundamental Representations and the representations and warranties in Section 4.9 to Section 4.17 inclusive) and the covenants and agreements of the Parties in Sections 6.1, 6.2, 6.3, Section 6.5, 6.6 and 6.7, and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Section 9.2(i) and Section 9.3(b), as applicable, shall survive the Closing for a period of twelve (12) months (unless a shorter period is expressly provided within the applicable section).  The Fundamental Representations shall survive without time limit.  The representations and warranties in Section 4.9 to Section 4.17 shall survive the Closing for a period of seven (7) years.  The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein.  Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b)           The indemnities in Section 11.1(a)(ii), Section 11.1(a)(iii), Section 11.1(b)(ii) and Section 11.1(b)(iii) shall terminate twelve (12) months after the Closing, except to the extent that they relate to the representations and warranties in Section 4.9 to Section 4.17 inclusive, in which case they shall terminate seven years after Closing; and except to the extent that they relate to the Fundamental Representations, in which case they shall not terminate, provided that, in relation to each representation and warranty that is subject to a termination date, termination shall not affect matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before the relevant termination date.  The indemnity in Section 11.1(b)(vii) shall terminate six (6) months after the Closing.  The indemnity in Section 11.1(b)(i) shall terminate eighteen (18) months after the Closing.  The indemnities in Section 11.1(a)(i), Section 11.1(b)(iv), Section 11.1(b)(v) and Section 11.1(b)(vi) shall continue indefinitely, provided that the indemnity in Section 11.1(b)(vi) shall terminate if any Power of Attorney terminates, expires, or becomes otherwise invalid or unenforceable (other than as a result of the voluntary relinquishment by Seller, except as a result of receipt of an assignment (“ceder derechos litigiosos”)), or an assignment (“ceder derechos litigiosos”)

is not delivered as required under Section 11.2(h), provided further, that such indemnity shall be reinstated if Purchasers cause the delivery of another Power of Attorney to replace the terminated, expired, invalid or unenforceable Power of Attorney or delivery of such assignment (“ceder derechos litigiosos”), as applicable.  Indemnities shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such an indemnity prior to its expiration date.

(c)           Seller shall not have any liability for any indemnification under Section 11.1(b) (excluding Sections 11.1(b)(iv) and 11.1(b)(v)):  (i) for any Damages with respect to any occurrence, claim, award or judgment that do not individually exceed US$250,000 (the “Individual Claim Threshold”); or (ii) unless and until the aggregate Damages for which Claim Notices for claims meeting the Individual Claim Threshold are delivered by Purchaser exceed US$10 million, and then only to the extent such Damages exceed US$10 million.  Notwithstanding the preceding, this Section 11.3(c) shall not limit Seller’s liability with respect to breaches of any Fundamental Representation.

(d)           Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not collectively be required to indemnify Purchaser under this Article 11 for aggregate Damages in excess of twenty-five percent (25%) of the Purchase Price, but for purposes of such calculation, Damages recovered under Sections 11.1(b)(iv) and 11.1(b)(v) shall not be included.  Notwithstanding the preceding, this Section 11.3(d) shall not limit Seller’s liability with respect to breaches of any Fundamental Representation.

(e)           The adjustments to the Purchase Price under Section 3.3, Tax obligations pursuant to Article 12 and Section 13.3, and any payments in respect of any of the preceding shall not be limited by Sections 11.3(c) and 11.3(d).

(f)            The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

(g)           In no event shall any Indemnified Person be entitled to duplicate compensation with respect to the same Damage, liability, loss, cost, expense, claim, award or judgment under more than one provision of this Agreement and the various documents delivered in connection with the Closing.

ARTICLE 12
TAX MATTERS

Section 12.1         Liability for Taxes.

(a)           From and after Closing, Seller shall be liable for, and shall indemnify and hold harmless Purchaser, the Company Group Members, and their Affiliates from and against (i) any Tax Liability of Company Group Member that is attributable to any taxable period ending on or prior to the Effective Time, and the portion, determined as described in Section 12.1(c), of any such Tax Liability for any taxable period beginning on or prior to the Effective Time and ending after the Effective Time which is allocable by the provisions of Section 12.1(c) to the portion of such period occurring on or prior to the Effective Time, (ii) any Non-Ordinary Course Tax Liability (iii) any Post-Completion Tax Liability but excluding in all cases any Tax Liability provided for in Section 13.3, and in each case, save to the extent that (A) provision or reserve was made in the Financial Statements dated as of the Effective Time and where such provision or reserve was taken into account in the calculation of Working Capital for the purposes of Section 3.3, (B) such Tax Liability arises or is increased as a result of any change in rates of Tax made after the Effective Time or of any change in Law (or change in interpretation of the Law) or any amendment or withdrawal of a Tax Authority’s practice or concession, or any change in accounting standards, practice or principles which is announced after the Effective Time, (C) such Tax Liability would not have arisen or would have been lower but for any act, omission or transaction carried out by or at the written request of the Purchasers after the Effective Time or any Company Group Member after the Closing, or (D) such Tax Liability relates to interest, penalties or additional amounts which are attributable to the delay or default of Purchasers or any Company Group Member after Closing.

(b)           From and after Closing, Purchasers shall be liable for, and shall indemnify and hold harmless Seller and its Affiliates from and against, any Tax Liability of any Company Group Member that is attributable to any taxable period beginning after the Effective Time, and the portion, determined as described in Section 12.1(c), of any such Tax Liability for any taxable period beginning on or prior to the Effective Time and ending after the Effective Time which is allocable to the portion of such period occurring after the Effective Time but excluding any Tax Liability referred to in Section 13.3, and in each case, save to the extent that the relevant Tax Liability falls within Section 12.1(a)(ii) above, Section 12.1(a)(iii) above, or relates to interest, penalties or additional amounts which are attributable to the delay or default of Seller or any Company Group Member after Closing.

(c)           Whenever it is necessary for purposes of this Agreement to determine the portion of any Tax Liability of or with respect to any Company Group Member for a taxable period beginning on or prior to and ending after the Effective Time which is allocable to the portion of such period occurring on or prior to the Effective Time or to the portion of such period occurring at or after the Effective Time, the determination shall be made (i) in the case of property, ad valorem or similar Taxes (which are not based on or measured by production), by allocating all such Taxes on a per diem basis, (ii) in the case of franchise, capital or similar Taxes (which are not based on or measured by revenue, income or profit), by allocating all such Taxes on a per diem basis, (iii) in the case of value added taxes and customs and excise duties by references to supplies actually made and received, and (iv) in the case of other Taxes, by assuming that each portion of such period constitutes a separate taxable period and by taking into account the actual taxable events occurring during each such period.

(d)           Any claim for indemnification under this Section 12.1 shall, except to the extent otherwise provided in this Article 12, be resolved in accordance with the procedures described in Section 13.6.

(e)           The Parties shall treat any amounts paid under this Article 12 as an adjustment to the Purchase Price to the extent permissible by Law.

Section 12.2         Preparation and Filing of Tax Returns.

(a)           With respect to each Tax return for, by or with respect to any Company Group Member for any accounting period ending on or before the Closing Date, Seller shall cause such Tax return to be prepared.  The Purchasers shall procure that the Seller is provided with such information and assistance as may reasonably be required to prepare, agree and submit such Tax returns, and shall procure that the relevant Company Group Member shall cause such Tax returns, and all such claims, disclaimers, surrenders and elections as may be directed by the Seller relating to such accounting period, to be filed without amendment or undue delay, with the appropriate Tax Authority on a timely basis and shall (subject to any right of indemnification under Section 12.1) cause the amount of Taxes shown to be due on such Tax return to be paid provided that Purchasers shall be entitled to amend any Tax return if, in the reasonable opinion of Purchasers, filing such Tax return without the relevant amendment would be contrary to Law.

(b)           With respect to each Tax Return for, by or with respect to any Company Group Member with respect to any accounting period ending after the Closing Date, Purchasers shall cause such Tax return to be prepared and shall cause the Company to file in a timely fashion such Tax return with the appropriate Tax Authority.  With respect to a Tax return for an accounting period starting before the Closing Date, or in which any Tax is recognized for which Seller may be liable under Section 12.1, prior to such filing Purchasers shall submit the Tax return to Seller in draft form for comment at least 30 Days prior to the filing deadline.  Seller or its authorized agent shall comment within 21 Days of such submission.  If Seller or its authorized agent has any comments or suggestions, Purchasers shall not unreasonably refuse to incorporate them prior to filing the Tax return with the Tax Authority.

(c)           Any Tax return prepared pursuant to the provisions of this Section 12.2 shall be prepared in a manner consistent with the practices followed in prior years and in accordance with the Tax Laws of the applicable jurisdiction by the Company Group with respect to similar Tax returns, except to the extent that doing so could be contrary to Law.

(d)           Nothing done by or at the request of another Party under this Section 12.2 shall in any respect reduce or restrict any rights any Party may have to make a claim against such other Party under this Article 12.

Section 12.3         Allocation Arrangements.  Seller shall procure that, effective as of the Effective Time, any Tax indemnity, sharing, allocation or similar agreement or arrangement that may be in effect prior to the Effective Time between any Company Group Member and Seller or any Affiliate of Seller (other than a Company Group

Member) shall be extinguished in full, and any liabilities or rights existing under any such agreement or arrangement shall cease to exist as such agreement or arrangement relates to the Company Group Members and shall no longer be enforceable against them.

Section 12.4         Access to Information.  From and after Closing:

(a)           Seller and its Affiliates shall grant to Purchasers (or their respective designees) access at all reasonable times to all of the information, books and records relating to the Company Group Members and relevant for Tax purposes that are within the possession of Seller or its Affiliates, including without limitation work papers and correspondence with Tax Authorities, and shall afford Purchasers (or their respective designees) the right (at Purchasers’ expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchasers (or their respective designees) to prepare Tax returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims or potential claims between the Parties arising under, this Article 12.

(b)           Purchasers, the Company Group Members and Purchasers’ other Affiliates shall grant to Seller (or its designees) access at all reasonable times to all of the information, books and records relating to the Company Group Members and relevant for Tax purposes that are within the possession of Purchasers or their Affiliates, including without limitation work papers and correspondence with Tax Authorities, and shall afford Seller (or its designees) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or its designees) to prepare Tax returns, to conduct negotiations with Tax Authorities, and to implement the provisions of, or to investigate or defend any claims or potential claims between the Parties arising under, this Article 12.

(c)           Each of the Parties hereto will preserve and retain all schedules, work papers and other documents relating to any Tax returns of or with respect to any Company Group Member or to any claims, audits or other proceedings affecting any Company Group Member until the latest of expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate,  the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

(d)           At any Party’s reasonable request, each other Party shall provide reasonable access to such other Party’s and its Affiliates’ (including, in the case of Purchasers, the Company Group Members’) personnel who have knowledge of the information described in this Section 12.4.

Section 12.5         Tax Proceedings.  In the event Purchasers, any Company Group Member, or any of their Affiliates receive notice of any claim, assessment, notice, return, demand, letter, examination, adjustment or other document or proceeding by or on behalf of a Tax Authority (a “Tax Claim”) with respect to the Tax Liability of any Company Group Member for which Seller is responsible, in whole or in part, under the terms of

Section 12.1, Purchasers shall, within thirty (30) Days, notify Seller in writing thereof.  As to any such Tax Liability for which Seller is exclusively responsible in accordance with Section 12.1, Seller shall be entitled, at its expense, to control or settle the contest of such examination, claim, adjustment or other proceeding, provided that (a) Seller notifies Purchasers of its desire to control or settle such contest not later than fifteen (15) Days after receipt by Seller of such notice (b) Seller may not, without the prior written consent of Purchasers, agree to any settlement which could result in an increase in the amount of Taxes of any Company Group Member for which Purchasers are responsible, in whole or in part, for Taxes under the terms of Section 12.1.  Seller shall be entitled to resist any Tax Claim that relates to Tax for which it may be responsible under Section 12.1, provided that it shall keep Purchasers informed of all relevant material matters pertaining to such Tax Claim, and shall cause any material written communication relating to the Tax Claim to be submitted to Purchasers for their approval, such approval not to be unreasonably withheld or delayed, prior to transmitting such communication to the Tax Authority.  Seller and each Purchaser shall cooperate with each other, and with their respective Affiliates, and will consult with each other in the negotiation and settlement of any proceeding described in this Section 12.5 that could affect the other.  Each Purchaser shall provide, or cause to be provided, to Seller and its Affiliates necessary authorizations, including powers of attorney, to control any proceeding which Seller is entitled to control pursuant to this Section 12.5.

Section 12.6         Refunds.  Purchasers agree to pay to Seller within thirty (30) Days after receipt of an amount equal to any refund of Tax received (whether by payment, credit, offset, or otherwise, together with any interest received thereon) after the Closing by Purchasers and their respective Affiliates, including the Company Group Members, with respect to Taxes for which Seller is responsible or required to indemnify Purchasers under Section 12.1 to the extent that such refund of Tax or the right thereto was not taken into account in the calculation of Working Capital for the purposes of Section 3.3.  Purchasers shall notify Seller within thirty (30) Days after discovery of a right to claim any such refund and shall reasonably cooperate with Seller and Seller’s Affiliates in taking the necessary steps to claim any such refund.

Section 12.7         Overprovisions.  The Seller may require the auditors of any Company Group Member to certify the existence and amount of any overprovision in the Financial Statements dated as of the Effective Time which were taken into account in the calculation of Working Capital for the purposes of Section 3.3 and Purchasers shall procure that the relevant Company Group Member provides any information or assistance reasonably required for this purpose.  If the auditors otherwise discover an overprovision in the Financial Statements dated as of the Effective Time which were taken into account in the calculation of Working Capital for the purposes of Section 3.3, Purchaser, Purchasers shall promptly notify the Seller.  Any provision in the Financial Statements dated as of the Effective Time that is proved to be an overprovision and which was taken into account in the calculation of Working Capital for the purposes of Section 3.3 shall (a) first be set off against any payment then due from Seller to Purchasers in respect of a successful claim under Section 12.1, (b) to the extent that there is any excess a refund shall be made to Seller of any previous payment made to Purchasers (and not previously refunded) under Section 12.1, such refund to be paid within five Days of the issue of the certificate by the auditors; and (c) to the extent that there is still an excess the remainder of the excess shall be carried forward and set against any future payments which become due from the Seller to the Purchasers under Section 12.1.  For the purposes of this Section 12.7, an overprovision exists if (ignoring the effect of any change in Law made or action taken by Purchasers or the relevant Company Group Member after the Effective Time) any liability in respect of Tax (including deferred Tax), or any contingency or provision in respect of Tax, has been overstated in the Financial Statements dated as of the Effective Time. Notwithstanding the above: (a) no provision in respect of a deferred Tax Liability shall be capable of being taken into account as an overprovision pursuant to this Section 12.7; (b) to the extent that an overprovision has given rise to a refund of Tax in respect of which a payment has been made by Purchaser under Section 12.6, it shall not be taken into account as an overprovision pursuant to this Section 12.7; and (c) for the avoidance of doubt, no account shall be taken in this Section 12.7 of a provision which was not taken into account in the calculation of Working Capital for the purposes of Section 3.3.

Section 12.8         Due Date of Payment

(a)           Where a payment falls to be made under this Article 12, the payment shall be made in cleared funds and the due date for the making of that payment shall be:

(i)            where notice is given before the last date upon which the Tax concerned can be paid without the person liability to pay it incurring a liability to interest or a charge or penalty in respect of it, that date; and

(ii)           in any other case, the date falling seven Days after the date upon which the person liable to make the payment has been notified by the party entitled to claim it that it is due; and

(b)           If any payment required to be made under this Article 12 is not made by the due date for the making thereof, then that payment shall carry interest from that due date until the date when the payment is actually made at the Agreed Interest Rate.

Section 12.9         Deductions from payments, etc.  All sums payable by a liable Party under Article 12 shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by Law.

Section 12.10       Conflict.  In the event of a conflict between the provisions of this Article 12 and any other provision of this Agreement, this Article 12 shall control.

ARTICLE 13
MISCELLANEOUS

Section 13.1         Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Any signature hereto delivered by a Party by facsimile or pdf transmission shall be deemed an original signature hereto.

Section 13.2         Notice.  All notices which are required or may be given pursuant to this Agreement must be given in writing and delivered personally, by facsimile or by registered or certified mail, postage prepaid, as follows:

If to Seller:

BP Exploration Operating Company Limited

200 Westlake Park Drive, Room 1195

Houston, Texas 77079

Attn: [Redaction of personal information]

Facsimile:  (281) 366-7021

With a copy to:

BP Exploration Operating Company Limited

20 Canada Square

London, England, United Kingdom

E14 5NJ

Attn: [Redaction of personal information]

Facsimile:  +44 (0) 207 948 7982

With a copy to:

Morgan, Lewis & Bockius LLP

1000 Louisiana, Suite 4000

Houston, TX 77002 USA

Attn: [Redaction of personal information]

Facsimile: (713) 890-5001

If to Ecopetrol:

[Redaction of personal information]

Ecopetrol S.A.

Carrera 13 No. 36-24 Piso 6

Bogota, Colombia

Facsimile:  57 1 234 4767

With a copy to:

[Redaction of personal information]

Ecopetrol S.A.

Dirección: Carrera 13 n° 36 - 24 Piso 9

Edificio Ecopetrol

Bogotá D.C. - Colombia

Facsimile:  (57 1) 2344577

If to Talisman:

[Redaction of personal information]

Executive Vice President and General Counsel

Talisman Energy Inc.

3400 Bankers Hall West

888 3rd Street S.W.

Calgary, Alberta, Canada

T2P 5C5

Facsimile:  (403) 237-1013

With a copy to:

[Redaction of personal information]

Macleod Dixon LLP

3700 Canterra Tower

400 3rd Ave SW

Calgary, AB T2P 4H2

Canada

Facsimile:  (403) 264-5973

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 13.3         Sales or Use Tax, Recording Fees and Similar Taxes and Fees.  Purchasers shall bear any sales, use, value-added, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer

Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the Share transfers or other transactions contemplated hereby, but excluding any Tax measured by the capital gain or income of Seller from the transactions and also excluding any such Taxes and fees arising in connection with or as a result of anything done pursuant to or in accordance with Section 6.17.  If such transfers or transactions are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchasers will timely furnish to Seller such certificate or evidence.

Section 13.4         Expenses.  Except as provided in Section 9.5(b) and Section 13.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchasers shall be borne solely and entirely by Purchasers.

Section 13.5         Governing Law.  This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of England and Wales, exclusive of any conflicts of law principles that could require the application of any other Law to such interpretation and construction.

Section 13.6         Dispute Resolution.  Any Dispute shall be exclusively resolved pursuant to this Section 13.6.

(a)           The Parties shall attempt to amicably resolve all Disputes of which one has provided the other with notice within the ninety (90) Days following the notices.  If after said ninety (90) Day period the Dispute remains unresolved, either Party may refer the Dispute for a final resolution by arbitration in accordance with Section 13.6(b).

(b)           All arbitrations shall be conducted in accordance with the following:

(i)            All Disputes referred to this Section 13.6(b) shall be resolved in accordance with the ICC Rules.  If the ICC Rules are in conflict with this Section 13.6(b), including the provisions concerning the appointment of arbitrators, the provisions of this Section 13.6(b) shall prevail.

(ii)           Any Dispute referred to Section 13.6(b) shall be heard and determined by an arbitral tribunal of three arbitrators.  Each Party shall appoint one arbitrator within thirty (30) Days of the written request for arbitration and these two arbitrators shall appoint a third arbitrator to sit as chairman of the arbitral tribunal within thirty (30) Days following the appointment of the second arbitrator.  If Party fails to appoint an arbitrator within the time period permitted, such arbitrator shall be appointed by the ICC Court in accordance with the ICC Rules.  If the first two arbitrators fail to agree on a third arbitrator within the time permitted, at the request of either Party, the third arbitrator shall be appointed by the ICC Court in accordance with the ICC Rules.  If an arbitrator fails or is unable to act, his successor will be appointed in the same manner as the arbitrator whom he succeeds.  None of the arbitrators shall have any economic interest in or economic relationship with any Party or its Affiliates or shall have been employed by any Party or its Affiliates for at least five (5) years prior to their appointment on the tribunal.

(iii)          The place of arbitration shall be Paris, France.  The arbitration proceedings shall be conducted in the English language and all statements of claim or defense, awards and the reasons supporting them shall be in English.

(iv)          All Disputes among the Parties involving materially-related facts or issues shall be consolidated into one arbitration proceeding.

(v)           Subject to any provisional order to the contrary pursuant to Section 13.6(b)(vii), each Party shall continue to perform its obligations during the continuation of the resolution of any Dispute pursuant to this Section 13.6(b).

(vi)          Except as provided in Section 13.6(b)(vii) and Section 13.6(b)(xiii), the Parties and all other Persons that are beneficiaries of or bound by the terms of this Agreement hereby waive any rights of application or appeal to any court or tribunal of competent jurisdiction to the fullest extent permitted by applicable Law in connection with any question of law or fact arising in the course of the arbitration or with respect to any award made, including any right to appeal any question of law to the courts of England under Sections 45 or 69 of the Arbitration Act of 1996.

(vii)         The arbitral tribunal shall have full authority to grant provisional remedies, including making orders for the payment of money, the provision of interim payments on account of costs of the arbitration, remedies requiring the furnishing of security or guarantees and remedies requiring the preservation of any thing or right under the control of a Party, and to award costs and/or damages (subject to Section 13.6(b)(viii)) for the failure of any Party to comply with the arbitral tribunal’s orders to that effect.  The Parties and all other Persons that are beneficiaries of or bound by the terms of this Agreement waive, to the fullest extent permitted by applicable Law, any right to apply to any court or other Governmental Body for any provisional remedies prior to or during the pendency of any arbitration proceeding hereunder, including any such right under Article 23(2) of the ICC Rules (or any successor rules), except that any Party may apply to any court of competent jurisdiction for an order of enforcement of provisional remedies granted by the arbitration tribunal, and an application for such an order shall not be deemed a violation or waiver of this Agreement.

(viii)        The arbitral tribunal is prohibited from awarding punitive damages.

(ix)           Legal professional privilege, including privileges protecting attorney-client communications and attorney work product of each Party from compelled disclosure or use in evidence, legal advice privilege and litigation privilege, as recognized by the Laws governing each Party’s relationship with its counsel, shall apply to and be binding in any arbitration proceeding conducted under this Section 13.6(b).

(x)            Except to the extent necessary to enforce the arbitration agreement or award, to enforce other rights of the Parties hereunder, or as required by applicable Law or the rules of any stock exchange on which the shares of Party or any of its Affiliates are listed or are in the process of being listed, each Party and its Affiliates, and all of the officers, employees, agents, counsel, consultants, factual witnesses and expert witnesses of each of them, shall maintain as confidential the fact of the arbitration proceedings, the arbitral award and all documents prepared and submitted in connection with the arbitration.

(xi)           The arbitrators shall make the award and any other decisions or rulings strictly according to Law and shall not make an award or decision ex aequo et bono or as amiable compositeur.

(xii)          Any award rendered by the arbitrators hereunder shall be in writing and signed by a majority of the arbitrators and shall be final and binding upon the Parties as from the date rendered, and shall be the sole and exclusive remedy between the Parties regarding any claims, counterclaims, issues or accounting presented to the arbitral tribunal.  Judgment upon any award may be entered in any court having jurisdiction thereof.

(xiii)         Each Party and each other Person that is a beneficiary of or bound by the terms of this Agreement hereby submits to the exclusive jurisdiction of the High Court of Justice, London, England in any action, suit or proceeding with respect to the enforcement of or in aid of the arbitration provisions in this Section 13.6(b) and the non-exclusive jurisdiction of such court with respect to the enforcement of any award thereunder and waives any right to assert that any such action, suit or proceeding has been brought in an inconvenient forum.

(xiv)        The costs of the arbitration (including the awarding of attorney’s fees and other arbitration costs of a Party) shall be apportioned and awarded in accordance with the ICC Rules.

Each Party, as to itself (and, as to its Affiliates that are beneficiaries of or bound by the terms of this Agreement) and its (and their) assets, hereby irrevocably and unconditionally waives any right of immunity and agrees not to claim or assert any immunity with respect to the matters covered by this Agreement or any arbitration, suit or action with respect to this Agreement, whether arising by statute or otherwise, which it may have or may subsequently acquire, including rights under the doctrines of sovereign immunity and act of state, immunity from legal process (including service of process or notice, pre-judgment or pre-award attachment, attachment in aid of execution, or otherwise), immunity from jurisdiction or judgment of any court, arbitrator or tribunal (including any objection or claim on the basis of inconvenient forum), and immunity from enforcement or execution of any award or judgment or any other remedy.

Notwithstanding the foregoing, nothing in this Section 13.6 shall be interpreted to prevent a Party from seeking equitable relief from the courts of the United Kingdom or in accordance with the ICC Rules without having to follow the procedural requirements set out above in the case of Disputes relating to breaches of the confidentiality obligations of Section 6.1, breaches of Section 6.4, 6.5(ii), 6.5(iii), 6.5(vi), 6.5(vii), 6.6(b), 6.6(d), 6.6(f), 6.6(i), 6.6(k) or 9.4.

Section 13.7         Captions.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 13.8         Waivers.  Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived by the Party or Parties to whom such compliance is owed by an instrument signed by such Party or Parties and expressly identified as a waiver, but not in any other manner.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.9         Assignment.  No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 13.10       Entire Agreement.  The Confidentiality Agreement and this Agreement and all other documents to be executed hereunder (including the Share Pledge Agreement and the letter agreement to be executed pursuant to Section 3.2(b)) and the Exhibits and Schedules attached hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 13.11       Amendment.  This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 13.12       Rights of Third Parties.  Nothing in this Agreement, express or implied, shall entitle any Person other than the Parties to any claim, cause of action, remedy or right of any kind, excepting those Persons expressly entitled to indemnification pursuant to Section 11.1(f) or Section 12.1.  To the extent a Person has rights with respect to this Agreement under the Contracts (Rights of Third Parties) Act 1999, such rights may only be enforced only in accordance with Section 13.6, and subject to the following sentence.  The Parties reserve the right to rescind, waive or vary the terms of this Agreement without notice to or the consent of any such third Person, even if, as a result, such third Person’s right to enforce a term hereof will be varied or extinguished.

Section 13.13       References.  In this Agreement:

(a)           References to any gender includes a reference to all other genders;

(b)           References to the singular includes the plural, and vice versa;

(c)           Reference to any Article or Section means an Article or Section of this Agreement;

(d)           Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement;

(e)           Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(f)            “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

Section 13.14       Construction.  Each Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability.  Seller and Purchasers have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  Based on the foregoing, any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 13.15       Limitation on Damages.  Notwithstanding anything to the contrary contained herein, none of Purchasers, Seller or any of their respective Affiliates shall be entitled to consequential, punitive or exemplary damages in connection with this Agreement and the transactions contemplated hereby other than consequential damages relating to breaches of the confidentiality provisions of Section 6.1 or 9.4, or Section 6.4, or punitive or exemplary damages relating to fraud, and Purchasers and Seller, for themselves and on behalf of their respective Affiliates, hereby expressly waive any right to consequential, punitive or exemplary damages in connection with this Agreement and the transactions contemplated hereby, subject to the exclusions above, and provided that if any monetary court award against a Party and in favour of any third party contains elements of consequential, punitive or exemplary damages, and if such Party is entitled to indemnification from another Party or Parties hereunder, the entire amount owing to the third party pursuant to such award shall be deemed, for purposes hereof, to constitute direct damages of the Party claiming indemnification.

Section 13.16       Default Interest Rate.  Notwithstanding anything to the contrary herein, amounts not paid when due hereunder shall be paid with interest at the Default Interest Rate on the amount owed, calculated from and including the Day that is ten (10) Days after the applicable due date until the Day that such amount is paid (other than, in the case of any disputed amount, the period between the Day that such Dispute is referred to arbitration in accordance with Section 13.6(a) until the Day that the arbitral award is issued for such Dispute and is due and payable (during which period, the Agreed Interest Rate shall apply).

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties hereto on the date first above written.

EXECUTED (but not delivered	)

until the date written at the start	)

of this deed))

AS A DEED	)

by BP EXPLORATION OPERATING COMPANY LIMITED

acting by: “John Harold Bartlett”, a director	)
in the presence of:	)

Witness name:	)

Address:	)

Occupation:	)

EXECUTED (but not delivered	)

until the date written at the start	)

of this deed))

AS A DEED	)

by ECOPETROL S.A.

acting by: “Camilo Marulanda”, Vice President- Strategy	)
in the presence of:	)

Witness name:	)

Address:	)

Occupation:	)

EXECUTED (but not delivered	)

until the date written at the start	)

of this deed))

AS A DEED	)

by TALISMAN COLOMBIA HOLDCO LIMITED

acting by: “Matthew J. Rees”, an attorney in fact	)
in the presence of:	)

Witness name:	)

Address:	)

Occupation:	)

[Redaction of all exhibits and schedules, the content of which is described in the Table of Contents]